UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Fanchise League Company, LLC - FCF Team 5 LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

September 21, 2021

Physical Address of Issuer:

2629 Manhattan Avenue, #292, Hermosa Beach, CA 90254, United States

Website of Issuer:

https://www.fcf.io/home

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$100,000

Deadline to reach the Target Offering Amount:

August 31, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$17,320	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(17,320)	$0

*The Company was not formed until September 21, 2021

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 27, 2022

Fanchise League Company, LLC - FCF Team 5 LLC



Up to $100,000 of Crowd SAFE (Simple Agreement for Future Equity)

Fanchise League Company, LLC- FCF Team 5 LLC ("**Team 5,**" the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $100,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with an escrow agent or qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Maximum Individual Purchase Amount (3)(4)	$25,000	$1,500	$23,500
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$100,000	$6,000	$94,000

(1)	This excludes fees to Company's advisors, such as attorneys and accountants.
(2)	In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)	The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.
(4)	Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.fcf.io/home.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.com/fcf-kingpins

The date of this Form C is June 27, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Fanchise League Company, LLC - FCF Team 5 LLC is a Delaware Limited Liability Company formed on September 21, 2021.

The Company is located at 2629 Manhattan Avenue, #292, Hermosa Beach, CA 90254, United States.

The Company's website is https://www.fcf.io/home.

The Company conducts business in all 50 states.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/fcf-kingpins (the "Deal Page") and the version published as of the date of this Form C is attached as Exhibit B. The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Deal Page at the time you consider making an investment commitment.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	100,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	100,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$25,000 +
Offering Deadline	August 31, 2022
Use of Proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 30.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of a wide range of factors, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

Specifically, we rely on Twitch, the gaming streaming service, as the exclusive live stream partner for the League's games. Any technical problem with Twitch during one of our games could cause great harm to the business.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

The Company's success depends on the experience and skill of its executive officers, its managers, and key employees.

We are dependent on our executive officers, managers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers, managers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

4

and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Company could be indirectly sold at the holding company level, in which case the investors may not receive any benefit and the Company may never undergo a liquidity event.

The Company is a wholly-owned subsidiary of the holding company, and some of the holding company's shareholders are the Company's officers and directors. If the holding company's shareholders decide to sell their units to a new owner, the investors may never benefit from the Company being sold at a parent level. Thus, the investors' rights and value of their investment in the Company may be limited or adversely affected.

Affiliates of the Company, including officers, directors and existing members of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing members, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Global crises, such as COVID-19, can have a significant effect on our business operations and revenue projections.

The Company's revenue was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may lose a significant portion of our revenue.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

A Series LLC structure has certain risks

Under Delaware State law, a limited liability company may be composed of individual series of membership interests. The Company has been created as a series of Fanchise League Company, LLC. Each series effectively is treated as a separate entity, meaning the debts, liabilities, obligations and expenses of one series cannot be enforced against another series of the series limited liability company or against the series limited liability company itself, so long as each series complies with the requirements for it to be deemed a "protected series." Each series can hold its own assets, have its own members, conduct its own operations and pursue different business objectives, but remain insulated from claims of members, creditors or litigants pursuing the assets of or asserting claims against another series. There is a certain degree of uncertainty surrounding the series limited liability company form. For example, the legal separation of the assets and liabilities of each series in a series limited liability company has not been thoroughly tested in court, including federal bankruptcy courts. Although Delaware law provides for legal separation of series, it is possible that courts in other states or jurisdictions would not recognize a legal separation of assets and liabilities in one or more situations. Therefore, even if a Delaware series limited liability company were properly operated with distinct records relating to the assets and liabilities of each series, a court in another jurisdiction could determine not to recognize the legal separation afforded under Delaware or federal bankruptcy law. There is also some uncertainty as to how the IRS will treat the separation of series limited liability company for tax purposes, although most series are treated as separate entities that by default are either partnerships or disregarded entities. The IRS has reserved the right to impose the tax liability of one series onto the series limited liability company or another series.

The Company may not be in compliance with corporate registration requirements.

The Company's principal place of business is located in the State of California. Although the Company's parent company is located and qualified to conduct business in California, the Company is not currently qualified to conduct business in California. The Company believes it has valid reasons for not registering in California. The Company could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. In particular, the Company sold tokens and NFTs in 2022 which could potentially be considered sales of unregistered securities. Additionally, the Company's parent company previously attempted to issue an initial coin offering which could potentially be deemed an attempted sale of unregistered securities. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters".

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the Offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) ("Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of a Crowd SAFE or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Crowd SAFE, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Crowd SAFE. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Crowd SAFE and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Crowd SAFE to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

Investors will not become equity holders until the Company decides to convert the Securities into "Capital Interests" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into Capital Interests. The Company is under no obligation to convert the Securities into Capital Interests. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities into Capital Interests.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into Capital Interests (the occurrence of which cannot be guaranteed). Upon such conversion, the Capital Interests will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the Capital Interest Security holders or the party holding the Capital Interests on behalf of the Investors are required to enter into a proxy agreement with its designee to vote their Capital Interests with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series A Preferred Interests, Investors would directly or beneficially receive Capital Interests in the form of units of Series A Preferred Interests and such units would be required to be subject to a proxy that allows a designee to vote their units of Series A Preferred Interests consistent with the majority of the Series A Preferred Interests holders. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per unit paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The foregoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as <u>Exhibit C</u>.

The Default Price (as defined in the Crowd SAFE agreement) is not necessarily related to the valuation of the Company.

The Company has set a Default Price for which the Securities will convert at maturity (unless converted earlier). The Default Price is not necessarily related to the valuation of the Company. The Company arrived at the Default Price using the total number of authorized units of the Company as of the date of this Offering and based such figure on a variety of factors, including, but not limited to, prior offerings of the Company's Capital Interests, demand for such Securities, and the current and future financial performance of the Company. There is no guarantee that the Default Price will approximate the valuation of the Company at the time of conversion.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. Neither holders of the Securities nor holders of Capital Interests can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Fanchise League Company, LLC - FCF Team 5 LLC (the "Company") is a series of the Delaware Series LLC: Fanchise League Company, LLC. The Company operates a professional football team, the Kingpins Football Club, that is playing as part of the Fan Controlled Football (FCF) league in 2022. The inaugural FCF season was held in Georgia in the first quarter of 2021, with Season 2 having commenced in Spring 2022. The FCF enables fans to collectively call plays in real-time, draft players, make roster decisions and a host of other decisions generally reserved for coaches, GM's, and team owners. Fans are able to watch and participate live via the FCF's partnership with Twitch. Starting with FCF's Season v2.0, fans are also able to watch games live across 200 countries and territories via the FCF's media distribution partnerships.

Business Plan

The FCF generates revenues via league and team level sponsorships, broadcast and licensing agreements, online advertising and subscriptions, in-app purchases, digital goods (including NFT's), and merchandise sales. The Company will be allocated its attributable share of these revenues after the FCF covers league and team level costs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Interactive Sports & Entertainment	Indoor football team with real-time live play calling by fans	Sports fans and gamers
eSports interactive shoulder content	Shoulder programming and unscripted content centered around the team, its players, coaches, fans and the league	Sports fans and gamers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products offered by large and small fantasy sports providers, including well-known competitors.

Customer Base

The Twitch community, general sports fans, especially those that that participate in fantasy sports, as well as active gamers, especially those that play Madden.

Supply Chain

We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any service provider become unavailable, with the exception of Twitch as they are the exclusive provider of live interactive streaming for the League's games.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.fcf.io domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$6,000
Uniforms and Equipment (1)	28%	$7,000	28%	$28,000
Medical (2)	39%	$9,750	39%	$39,000
Meals (3)	27%	$6,750	27%	$27,000
Total	**100%**	**$25,000**	**100%**	**$100,000**

The Use of Proceeds table is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

(1) <u>Uniforms and Equipment</u>: These proceeds will be used for game and practice uniforms, apparel and equipment used by players, coaches and football operations personnel.

(2) <u>Medical</u>: These proceeds will be used for medical expenses related to treating player injuries and COVID-19 safety measures, including testing and treatment.

(3) <u>Meals</u>: These proceeds will be used for player, coach and personnel meals while residing in FCF Bubble in Georgia

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Cyrus Farudi	Manager and COO	Fan Controlled Sports & Entertainment, Inc., COO, Investor and Advisor, 2015 - Present Responsible for leading operational development and initiatives and overseeing Sports Operations	University of Colorado Boulder – Leeds School of Business, B.S., Finance, 2012

Biographical Information:

<u>Cyrus Farudi</u>**:** Cyrus Farudi is currently the COO of the FCF and the appointed Manager of the Company. Before setting out to disrupt the world of sports and entertainment, Cyrus, an accomplished C-level executive, headed companies across sectors in web analytics, digital marketing, and mobile. As co-founder and Director of Finance & Operations of Flipswap, Cyrus, with his brother Sohrob, led the company from "garage startup" to venture-backed company, securing a $14M Series A from RRE Ventures and NGEN Partners. Under his guidance Flipswap secured the #81 ranking on Inc Magazine's 2009 list of 500 fastest-growing companies, and in 2011 Cyrus was instrumental in the merger/sale of Flipswap to HYLA Mobile in a transaction that included a $35M investment from Kleiner Perkins.

Cyrus has held the CEO position at multiple startups, as well as served as an investor and advisor to numerous companies over the past decade. In the not-so-tech space, he was a co-founder and CEO of Capsule Media LLC, a private group and event sharing platform builton the premise that most real-life networks are born and die around shared experiences. Cyrus is also a co-founder of TrophyRings, the most badass fantasy football rings on the planet. He currently serves as a Board Member for Agri-Genesis, LLC.

Cyrus started his career as a financial analyst at Quist Valuation. He holds a B.S. in Finance from the University of Colorado Boulder Leeds School of Business.

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Sohrob Farudi	FCF Co-Founder, Manager and CEO	Fan Controlled Sports & Entertainment, Inc., Co-Founder and CEO, 2015 - Present	The George Washington University School of Business - Master's Degree, Information Systems, 2003; University of

| | | Responsible for overall corporate strategic leadership and development | Maryland, B.S., Finance, 1998 |
| | | | |

Biographical Information

<u>Sohrob Farudi</u>:
Sohrob Farudi is currently the Co-Founder and CEO of the FCF.

Before setting out to disrupt the world of sports and entertainment, Sohrob, an accomplished C-level executive and venture-backed entrepreneur, headed companies across sectors in web analytics, digital marketing, and mobile. As co-founder and CEO of Flipswap, Sohrob, with his brother Cyrus, led the company from "garage startup" to venture-backed company, securing a $14M Series A from RRE Ventures and NGEN Partners. Under his guidance Flipswap secured the #81 ranking on Inc Magazine's 2009 list of 500 fastest-growing companies, and in 2011 Sohrob led the merger/sale of Flipswap to HYLA Mobile in a transaction that included a $35M investment from Kleiner Perkins.

Sohrob has held the CEO position at multiple startups, as well as served as an investor and advisor to numerous companies over the past decade. In the not-so-tech space, he is a co-founder and Board Member of Jealous Devil, the best hardwood lump charcoal in the world and a co-founder of TrophyRings, the most badass fantasy football rings on the planet. Sohrob currently serves as a mentor for TechStars Sports and has been a featured speaker at events including SXSW, NAB, Hashtag Sports, and the MIT Sloan Sports & Analytics Conference.

Sohrob started his career as a consultant at Accenture. He holds an MS in Information Systems from the George Washington University School of Business and a BS in Finance from the University of Maryland, where he graduated in just three years.

Key Personnel

The key personnel of the Company are listed below along with all positions and offices held at the League and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Patrick Dees	FCSE Co-Founder and Chief Gaming Officer	Fan Controlled Sports & Entertainment, Inc., Head of Game Content and Production, 2017 – Present Responsible for overall strategic direction and oversight of content slate and product	University of Arizona, B.S., Communications, 2000
Grant Cohen	FCSE Co-Founder and Chief Product Officer	Fan Controlled Sports & Entertainment, Inc., Head of Off-the-field Product and Marketing, 2017 – Present Responsible for growth strategies and oversight, including user acquisition, marketing, and team ownership	University of Miami, BSc, Advertising and Media Management, 2003

		groups as well as growth analytics	
Ray Austin	FCSE Co-Founder and Commissioner	Fan Controlled Sports & Entertainment, Inc., Commissioner and Head of Football Experience, 2017 – Present Responsible for FCF player development and recruitment strategy and execution	University of Tennessee, B.A., Psychology, 1996
Chris Pantoya	FCSE Chief Commercial Officer	Fan Controlled Sports & Entertainment, Inc., Chief Commercial Officer, 2020 – Present Responsible for revenue strategy and oversight, including development of new revenue streams Omnichannel Acquisition Corp, Chief Financial Officer, 2020 - 2022 Responsible for corporate development and asset acquisition	Old Dominion University, M.B.A., 1995; Old Dominion University, B.S., Spanish, 1993
Steven Adler	FCSE Chief Technology Officer	Fan Controlled Sports & Entertainment, Inc., Chief Technology Officer, 2017 – Present Responsible for leading technology development strategy and execution	University of California, San Diego, M.S., Computer Science, 1986; University of California, San Diego, B.A., Biology, 1978
Gregory Moore	FCSE Chief Legal Officer	Fan Controlled Sports & Entertainment, Inc., Chief Legal Officer, 2022 – Present Responsible for legal strategy and compliance as well as leading FC Hoops expansion efforts Southern Intercollegiate Athletic Conference (SIAC), Commissioner, 2009 - 2022	William Knight School of Law at University of Oregon. Juris Doctor, 1994; College of New Jersey, B.A., Political Science, 1990

		Responsible for overall conference development and executive leadership	
Mimi Nguyen	FCSE Chief Financial Officer	Fan Controlled Sports & Entertainment, Inc., Chief Financial Officer, 2018 – Present Responsible for financial strategy and reporting Agility Financial Partners, Founding Partner, 2016 – Present Responsible for overall leadership and business development	University of Maryland, B.S., Finance, 2002

Biographical Information

Patrick Dees: Patrick Dees is the Co-Founder and Chief Gaming Officer of Fan Controlled Sports & Entertainment (FCSE). Prior to the FCSE, Patrick co-founded Fanchise in 2015, the company that built the real-time play calling technology and fan engagement application with the Salt Lake Screaming Eagles that led to the creation of the FCF. In addition, he co-founded Talk About Wireless in 2002, served as General Manager of Flipswap Inc in 2008 (Flipswap secured the #81 ranking on Inc Magazine's list of 500 fastest-growing companies) and served as Co-Founder and Chief Executive Officer of the Emerge Group in 2013. The FCF leveraged his experience as General Manager and Managing Partner of the Las Vegas Outlaws in 2015, where he led the team to a playoff berth in its inaugural season. Patrick attended the University of Arizona, currently resides in Temecula, CA, and is an avid runner, esports and gaming enthusiast.

Grant Cohen: Grant Cohen is the Co-Founder and Chief Growth Officer of FCSE. Prior to the FCSE, he was on the executive team at mobile data provider Kochava where he served as the GM of the Collective and Free App Analytics. Grant has also held roles as the co-founder and CEO of ChirpAds, a Science and Hearst Ventures backed mobile advertising startup which merged with Playhaven and was acquired by RockYou. Additionally, Grant served as the Head of Business Development at mobile ad platform GradientX from its launch through its acquisition by Amobee and as the VP of Sales at the mobile marketing company Velti through its NASDAQ IPO. He lives in Los Angeles and has a BSc in Media Management from the University of Miami.

Ray Austin: Ray is a former professional football player for the Chicago Bears and the New York Jets. Recently, he has transitioned from a career as a successful model and actor to a businessman. He is a Co-Founder and Commissioner of the FCSE, the world's first fan-run pro sports league. Both Ray and the FCSE have received a great amount of press including publications in GQ, Slate Magazine, Sports Illustrated Online, Pardon the Interruption, Fox Sports, Fortune, Forbes, The New York Times, and The Wall Street Journal just to name a few.

Chris Pantoya: Chris is the Chief Commercial Officer for FCSE. Throughout her career, Chris has consistently created strong operating results for companies ranging from start-up to Fortune 50, including premier organizations such as: Cox Communications, Verizon Communications, Sprint Nextel, the NBA (National Basketball Association) and most recently, the FCF. She has performed in scenarios ranging from strategic lead at the executive level, to being the senior operational leader of organizations, with responsibility for up to 1000 employees and $1.5 billion in annual revenue. Previously, Chris established and led the corporate development practice in media and entertainment for global telecom leader Verizon; ultimately acquiring over $5B worth of assets over 3 years. Chris grew up in Colorado, has moved around the U.S., both during her husband's service in the U.S. Navy submarine force and for her own career. She holds a Bachelor's degree in Spanish and a Master's of Business Administration, from Old Dominion University in Norfolk, Virginia.

Steve Adler: Steve is the Chief Technology Officer for FCSE. He is a seasoned Mobile Media Industry Visionary and Technology/Business Development Executive with broad experience creating cloud-based solutions in the mobile device, mobile media SOA services, mobile streaming video, Blockchain and app ecosystems. He led the NFL Mobile team to launch its app on 5 platforms (e.g., iOS, Android) from a dead start in 5 months. The NFL Mobile App was fully integrated with carrier billing and was driven by custom SOA mobile services, data layer and a revolutionary streaming video architecture providing secure delivery of VOD/Live video with integrated dynamic live ad insertion/replacement. Mobile services were implemented in a cloud-based, active/active, massively scalable and extensible framework. Steve has closed revenue and strategic distribution deals and content partnerships with app/content/digital media providers, including Facebook, Twitter, Amazon, Google, NBC, ESPN, CBS, Pandora and The New York Times. He also has crafted mobile app business frameworks - e.g., business terms, revenue share, contracts, app licensing, developer programs and support infrastructure and has worked with OEM's, ODM's, CM's and retailers to deploy a platform delivering apps and media to connected devices - e.g., tablets, handsets, OTT, game consoles and set top boxes. Steve received a B.A. in Biology and an MS in Computer Science from the University of California, San Diego.

Greg Moore: Greg is the Chief Legal Officer for FCSE. For the past 13 years Greg has served as the Commissioner of the 109-year old Southern Intercollegiate Athletic Conference (SIAC), an NCAA Athletic Conference based in Atlanta, Georgia. During that span he was able to quadruple league revenues, eliminate all conference debt, increase sponsorship revenue by more than 800%, negotiate multi-year partnerships with companies such as Coca-Cola, Nike, The Home Depot, GEICO, Cricket Wireless, UBS, TIAA, Academy Sports, Google Foundation, Georgia Power, and Toyota, create a seven-figure reserve fund, and add five new colleges and universities as members of the conference. A licensed attorney, he also serves as an advisor or board member to sports organizations such as The First Point Volleyball Foundation, and the Doug Williams Center for the Study of Race & Politics in Sports. In addition, he has taught Master's level courses at Georgia State University's Sports Management Program. Prior to his arrival at the SIAC, he served as General Counsel for the ABA franchise Jersey Express Basketball Club and served as Deputy Counsel with the State Legislature of New Jersey. He holds a B.A. degree in Political Science from the College of New Jersey, and a law degree from the William Knight School of Law at University of Oregon. He also maintains memberships with the District of Columbia Bar and the New Jersey State Bar.

Mimi Nguyen: Mimi is the Chief Financial Officer for FCSE. She is a strategy-oriented and experienced business and financial leader. Mimi most recently formed Agility Financial Partners, providing companies in high growth phases with financial and infrastructure support services, tapping into her experience to help clients reach the next stages of success. As part of Agility, she is serving as CFO to companies in the Fintech, eSports and SaaS sectors. In her prior role at Science Media, she was an integral player in the operational and financial management of a series of startups in the eCommerce and growth technologies industries that comprise Science's owned and operated company portfolio as well as M&A support and integration of new investments. Mimi's ability to partner with leadership teams to formulate and implement business strategies, financial processes and controls has been instrumental in several large-scale organizational restructuring, merger and acquisition, and process re-engineering efforts, including the sale of Myspace to Specific Media in June 2011 and the acquisition of PlayHaven's assets by Science in September 2014. Mimi received a B.S. in Finance from the University of Maryland.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has no employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company has authorized a total of 5,000,000 Units which consist of (i) 1,000,000 authorized Voting Units, (ii) 1,800,000 authorized Team Units, and (iii) 2,200,000 authorized Team Incentive Units. Team Incentive Units, also known as Profit Interest Units, are issued under the Company's Equity Incentive Plan. The Company currently has 1,000,000 Voting Units, 1,300,000 Team Units and 564,651 Team Incentive Units outstanding.

Outstanding Equity Interests

As of the date of this Form C, the Company's outstanding equity interests consists of:

Type/Class of security	Team Units
Amount outstanding	1,300,000
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Team Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	45.38%

Type/Class of security	Voting Units
Amount outstanding	1,000,000
Voting Rights	1 Vote Per unit
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Voting Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.91%

Type/Class of security	Team Incentive Units
Amount outstanding	564,651
Voting Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Team Incentive Units which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	19.71%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loan from Parent Company
Amount Outstanding	$17,320*
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

*Such amount is as of December 31, 2021. An updated balance will be determined after the completion of the 2022 Spring Season in June 2022 using a defined methodology that offsets amounts generated by the Company and other FCF teams against the expenses paid for by the League on behalf of the teams.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Fan Controlled Sports & Entertainment, Inc.*	1,300,000 /Team Units 1,000,000/Voting Units	80.29%

*FCF COO, Cyrus Farudi, is the individual who has the ability to vote and dispose of the Units.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Operations

Fanchise League Company, LLC - FCF Team 5 LLC is a Delaware Limited Liability Company formed on September 21, 2021. The Company is headquartered in Hermosa Beach, CA.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of May 31, 2022, the Company had an aggregate of $0 in cash and cash equivalents. The Company is capitalized by its parent company Fan Controlled Sports & Entertainment, Inc. The parent company is prepared to capitalize the Company through its first and second seasons, leaving the Company with a runway of at least 12 months.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily. The Company has based its implied valuation using a $2.50 per unit price for each authorized unit in the Company (5 million total units are authorized). The current intention is for the Crowd SAFE issued hereunder to be converted into Team Units by no later than the 18th month anniversary of the closing of the Offering.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Number of Securities Sold	Use of Proceeds/In Kind Services	Offering Date	Exemption from Registration Used or Public Offering
Team Units	$0 – In exchange for services and payment of expenses	1,300,000	Company Formation and Working Capital	9/21/2021	Section 4(a)(2)
Voting Units	$0 – In exchange for services and payment of expenses	1,000,000	Company Formation and Working Capital	9/21/2021	Section 4(a)(2)
Team Incentive Units	$0 – In exchange for services	564,651	N/A	5/3/22	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) From time to time, the Company receives ongoing loans from Fanchise League Company, LLC. The balance of these loans as of December 31, 2021 was $17,320. An updated balance will be determined after the completion of the 2022 Spring Season in June 2022 using a defined methodology that offsets amounts generated by the Company and other FCF teams against the expenses paid for by the League on behalf of the teams. These loans do not carry an interest rate and do not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding these loans.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $100,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 31, 2022 (the "**Offering Deadline**"). Unless we receive investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In addition to the Offering, the Company intends to concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in securities, including but not limited to common or preferred securities, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering"). No investors in this Offering, or potential investors who learned of the Company as a result of this Offering, will be permitted to invest in the Concurrent Offering.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The Company has based its valuation using a $2.50 per unit price for each authorized Unit in the Company (5 million total Units are authorized). The current intention is for the Crowd SAFE issued hereunder to be converted into Team Units at a later time. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $25,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with an Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount as of the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Authorized Capitalization

The Company has authorized three classes of securities. Team Units, Team Incentive Units, and Voting Units

Rights and Duties of the Manager

The business and affairs of the Company shall be managed by the League. All decisions concerning the business and affairs of the Company shall be made by the League. The League shall serve as manager of the Company until its successors are selected.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Nominee

The nominee of the Securities shall be Republic Investment Services LLC (the "Nominee"). The Nominee will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into Capital Interests, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of Capital Interests equal to the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by $2.50 per unit (the "**Default Price**").

<u>*Conversion After the First Equity Financing*</u>

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion, the Investor will receive the number of Capital Interests equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the Default Price.

<u>*Conversion Upon a Liquidity Event Prior to an Equity Financing*</u>

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the Default Price.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than shares of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Securities of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued equity interests equal to the Purchase Amount divided by the First Equity Financing Price. Units of equity interests granted in connection therewith shall have the same liquidation rights and preferences as the units of equity interests issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Company's managers (or board of directors if the Company subsequently becomes a corporation) determine in good faith that delivery of equity interests to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such equity interests, as determined in good faith by the Company's managers (or board of directors if the Company subsequently becomes a corporation).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of Preferred Securities then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of managers (or board of directors if the Company subsequently becomes a corporation) at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) all holders of Common Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the Capital Interests to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights. In addition, to facilitate the Offering to Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Manager of the Company.

The Company is a series of Franchise League Company, LLC. As such, the governance of the Company is in large part set out in the Franchise League Company, LLC Operating Agreement (the "**Operating Agreement**").

Additionally, pursuant to the Operating Agreement, in the event any Member or group of Members propose to Transfer an amount of Interests not less than 51% of the issued and outstanding Interests (or, with respect to any Series, Members proposing to Transfer not less than 51% of the issued and outstanding Voting Units within such Series) (the "Transferring Members") (and in each case shall require the participation of Parent) (in each case, whether by merger, consolidation, asset sale or other Transfer, a "Drag-Along Sale"), to a Person that is not an Affiliate of the Company (any such transferee, an "Acquiror"), then such Transferring Members shall have the right ("Drag-Along Right"), subject to the provisions in the Operating Agreement, to require each of the other Members (the "Drag-Along Members") to Transfer or cause to be Transferred to such Acquiror all (but not less than all, unless agreed between such Drag-Along Member and the Transferring Members) Interests (or with respect to a Series, Units) owned by such Drag-Along Member (regardless of type and class). Each Member agrees that, upon receipt of a Drag-Along Notice, such Member shall be obligated to (A) sell all (but not less than all, unless agreed between such Drag-Along Member and the Transferring Members) of its Interests or Units, as applicable, (regardless of type or class) on the terms set forth in the Drag-Along Notice, (B) otherwise consent to and raise no objection to such transaction, (C) waive and not exercise any dissenters' rights or appraisal rights which such Drag-Along Member may have in connection therewith (D), subject to the terms of the Operating Agreement, be bound by the same terms, provisions and conditions in respect of the Drag-Along Sale as are applicable to the Transferring Members and (E) appoint the Manager to be such Drag-Along Member's attorney-in-fact in connection with the proposed transaction.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any equity interests into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any equity interests into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interests into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Cyrus Farudi
_____
(Signature)

Cyrus Farudi
_____
(Name)

Chief Operating Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Cyrus Farudi
_____
(Signature)

Cyrus Farudi
_____
(Name)

Manager
_____
(Title)

June 27, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Fanchise League Company LLC –
FCF Team 5 LLC

(a Delaware Series Limited Liability Company)

Audited Financial Statements
Period of September 21, 2021 (inception)
through December 31, 2021

Audited by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Fanchise League Company LLC –
FCF Team 5 LLC

Table of Contents



Independent Auditor's Report

May 12, 2022
To: Board of Directors of Fanchise League Company LLC–FCF Team 5 LLC
Attn: Mimi Nguyen, CFO
Re: 2021 Financial Statement Audit – Fanchise League Company LLC–FCF Team 5 LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Fanchise League Company LLC–FCF Team 5 LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Fanchise League Company LLC–FCF Team 5 LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Fanchise League Company LLC–FCF Team 5 LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanchise League Company LLC–FCF Team 5 LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Fanchise League Company LLC–FCF Team 5 LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Fanchise League Company LLC–FCF Team 5 LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
May 12, 2022

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 5, LLC
BALANCE SHEET
December 31, 2021
(Audited)

ASSETS	2021
Current Assets	
Cash and cash equivalents	$ -
Prepaid expenses	-
Total Current Assets	**-**
Total Assets	$ -
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Deferred revenue	$ -
Total Current Liabilities	**-**
Long-Term Liabilities	
Intercompany payable	17,320
Total Long-Term Liabilities	**17,320**
Total Liabilities	**17,320**
MEMBERS' EQUITY	
Members' Capital	-
Retained Earnings (Accumulated Deficit)	(17,320)
Total Members' Equity	**(17,320)**
Total Liabilities and Members' Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 5, LLC
INCOME STATEMENT
For the Period of September 21, 2021 (inception) to December 31, 2021
(Audited)

	2021
Revenues	$ -
Cost of revenues	-
Gross Profit	**-**
Operating Expenses	
General and administrative	677
Advertising and marketing	-
Salaries and wages	-
Professional services	-
Contractors	16,643
Total Operating Expenses	**17,320**
Net Income (Loss)	**$ (17,320)**

The accompanying footnotes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 5, LLC

STATEMENT OF MEMBERS' EQUITY

For the Period of September 21, 2021 (inception) to December 31, 2021
(Audited)

	Members' Capital	Retained Earnings (Accumulated Deficit)	Total Members' Deficit
Balance as of September 21, 2021	$ -	$ -	$ -
Issuance of Member units	-	-	-
Net Income (loss)	-	(17,320)	(17,320)
Balance as of December 31, 2021	$ -	$ (17,320)	$ (17,320)

The accompanying footnotes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC - FCF TEAM 5, LLC
STATEMENT OF CASH FLOWS
For the Period of September 21, 2021 (inception) to December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	$ (17,320)
Changes in operating assets and liabilities:	
Deferred revenue	-
Intercompany payable	17,320
Net cash provided by (used in) operating activities	-
Cash Flows from Investing Activities	
Net cash used in investing activities	-
Cash Flows from Financing Activities	
Net cash used in financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

The accompanying footnotes are an integral part of these financial statements.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Fanchise League Company LLC – FCF Team 5, LLC (the "Company", Kingpins Football Club), a Delaware series limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated September 21, 2021. The Company was formed on September 21, 2021 and operates a professional football team that will play as part of the Fan Controlled Football (FCF) league in 2022.

The Company shall continue until terminated in accordance with the terms of the Agreement or as provided by law, including events of dissolution. The Company shall be dissolved immediately upon the first to occur of the following events:

a. The sale of all or substantially all of the Company's assets;
b. The prior written approval of a Majority of Members; and
c. The entry of a decree of judicial dissolution pursuant to the Delaware Limited Liability Company Act.

The FCF enables fans to collectively call plays in real-time, draft players make roster decisions and a host of other decisions generally reserved for coaches, general managers, and team owners. Fans will be able to watch and participate live via FCF's partnership with Twitch.

The Company generates revenues from league and team level sponsorships, merchandise sales, licensing, and digital advertising, in-app purchases, and subscriptions that will be allocated by Fanchise League Company, LLC (FCL). Revenues and expenses are allocated based on the weight benefit provided or received by each team. In the event specific team benefits are unavailable the transaction is allocated equally among the number of teams in the league at the time of the transaction.

Kingpins Football Club will be operated as a Non-Fungible Token (NFT) Club where as fans will have to purchased NFT "Ballerz" in order to obtain voting rights. The Company is capitalized to fund its operations by Fan Controlled Sports and Entertainment, Inc., (FCSE) which has raised sufficient funds to capitalize the Company through the end of its first FCF season (second league season), slated for completion by June 30, 2022. As of December 31, 2021, the Company has limited working capital and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8), funds from revenue producing activities, and additional contributions from FCSE, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.



Fan Controlled Sports and Entertainment Inc. (Corporation)
Fanchise League Company LLC
Fanchise Services Company, Inc.
Fanchise Technology Company LLC
Fanchise League Company LLC 1 (Partnership)
Fanchise League Company LLC 2 (Partnership)
Fanchise League Company LLC 3 (Partnership)
Fanchise League Company LLC 4 (Partnership)
Fanchise League Company LLC 5 (Partnership)
Fanchise League Company LLC 6 (Partnership)
Fanchise League Company LLC 7 (Partnership)
Fanchise League Company LLC 8 (Partnership)

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to US GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2021, the Company had no cash on hand and has not yet created a bank account.

Fixed Assets

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income. As of December 31, 2021, the Company had no property and equipment.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2021.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities require fair value measurement as of December 31, 2021.

Revenue Recognition

The Company will generate revenues from league and team level sponsorships, merchandise sales, and digital advertising, in-app purchases, and subscriptions that are allocated by Fanchise League Company, LLC (FLC). League revenue transactions are allocated by the number of teams in the league or by individual team outputs as a percentage of total team outputs. Team specific revenues are allocated entirely to the team that generates the sale. Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. Sponsorships, advertising, and subscriptions revenue is deferred and recognized ratably over the contract period. Merchandise and in-app purchases are recognized at the point the goods are provided to the customers.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company has elected to be taxed as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

For each fiscal year (defined as the period of January 1 through December 31), the Company's members (or "each Series member") will receive the following calculated profits shares from revenues earned at FLC level ("League Revenue") as well as revenues earned that are directly attributable to the FCF teams ("Team Revenues") as outlined fully in the Agreement:

(i) FLC Net Income allocable to League Revenue shall be allocated equally among each Series LLC class of Team and Reserved Incentive Units and then, within such class, among the Members of that class pro rata in proportion to each such Member's Team Percentage Interest (in respect of that class, and in each case excluding unvested Units from the calculation of Team Percentage Interest);

(ii) FLC Net Income allocable to Team Revenue shall be allocated to the class of Team and Reserved Incentive Units to which the Team of that class, and in each case excluding unvested Units from the calculation of Team Percentage Interest); and Revenue corresponds based on the Team Allocation Methodology, and then among the Members of that class pro rata in proportion to each such Member's Team Percentage Interest (in respect

(iii) FLC Net Losses shall be allocated to Managers.

For purposes of applying the above, expenses shall be treated as first reducing FLC Net Income allocable to League Revenue and then to Team Revenue should expenses exceed League Revenues (to the extent thereof). In summary, if there were sufficient League revenues to cover costs, each team receives 100% of the Team Revenues it generated. If there were not sufficient League revenues, the League will use Team Revenues to offset expenses.

If Team Revenues remain after cost offset, each team will receive its pro-rata allocation of remaining revenues based on what % of Team Revenues each team generated. If no Team Revenues remain after cost offset, the League retains all losses.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

In its sole discretion, the Manager may cause interim distributions to be made on a quarterly basis as an advance against amounts to be distributed pursuant to the above; provided, that each Member shall promptly repay to the LLC on the request of the Manager any excess of such interim distributions over the amount of distributions pursuant to the above to which the Member is ultimately determined to be entitled.

Any uncertain tax position taken by a member is not an uncertain position of the Company. In accordance with the Agreement, to the extent possible without impairing the Company's ability to continue to conduct its business and activities, and in order to permit its members to pay taxes on the taxable income of the Company, the Company would be required to make distributions to the members in the amount equal to the estimated tax liability of the members. There have been no taxable distributions as of December 31, 2021.

NOTE 3 – MEMBERS' EQUITY

Membership interests are represented by issued and outstanding rights. The Company is composed of three classes of Members: 1) League Unit Members designated "Voting Units" (namely the parent company representing Company management), 2) Team Unit Members and 3) Profit Interest Unit Members. In addition to voting rights required by law, the League Unit Members shall be entitled to vote on all matters submitted to a vote of the Company's members. Except as required by law, the Team and Profit Interest Unit Members shall not be entitled to vote on any matters submitted to a vote of the Company's members. The overall management and control of the Company shall be vested in the Company Manager (the "Manager"). All Series Members may earn distributions only from the Series to which they are admitted as Members (namely, Team Unit Members and Profit Interest Unit Members).

As of December 31, 2021, Member units are as follows:

Unit Type	Units Authorized	Units Issued
League Units	1,000,000	1,000,000
Team Units	1,800,000	1,300,000
Profit Interest Units	2,200,000	-0-

NOTE 4 –RELATED PARTY

The Company's revenues and expense are received and paid by FLC. The Company's intercompany payable account represents cumulative expenses in excess of revenues. There is no markup charged by FLC for expenses paid on behalf of the Company.

As of December 31, 2021, the Company owed FLC $17,320 with no set repayment terms.

NOTE 5 – EQUITY-BASED COMPENSATION

Equity Incentive Plan

The Company adopted its parent company's 2021 equity incentive plan ("2021 Plan") which permits the grant or option of units to its employees for up to 2,200,000 units of Profit Interest Units (PIU). The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's unitholders. PIU awards are generally granted or optioned at a threshold price not less than the market price of the Company's units at the date of grant. PIU awards generally vest over a period of months or years. No PIU grants have been made as of December 31, 2021.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 6 – RISK AND UNCERTAINITIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from the parent and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Team Owner and Equity Assignment

In advance of the season opening in 2022, the Company will look to negotiate one-year Team Owner engagement terms with celebrity athletes who will have an active role in promoting the team and league as a whole, and will be a driving force in the formation and development of his team's brand, messaging, and fan base. The Team Owner agreement will be signed between the Team Owner and FLC, and includes equity compensation assigned to the Team Owner is via direct equity in the Company.

NFT Sale

In 2022 the Company began selling NFTs to register fans for the FCF Season 2. The Company has raised $432,619 through NFT sales as of March 31, 2022.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $100,000 in Team Units. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 12, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Exhibit A—Illustrative Team Allocation Methology, from the Amended and Restated Limited Liability Company Agreement

TEAM ALLOCATION METHODOLOGY

Upon the formation of the teams that will comprise the FCF, the Manager shall assign one team to each Series LLC contemplated by this Agreement. Amounts distributable to Series LLC shall be allocated amongst the Series LLC's pro rata in accordance with the profitability of the FCF teams associated with such Series LLC for the applicable Fiscal Year. Each such team's profitability for the applicable Fiscal Year shall be calculated by dividing the aggregate amount of Team Revenue directly associated with such team for such Fiscal Year as determined by the Manager by the aggregate amount of Team Revenue of the FCF for such Fiscal Year.

Any determination by the Manager contemplated by this Exhibit will be conclusive, absent manifest error, and will be absolutely binding upon the LLC, each of the Members and their respective successors, personal representatives and permitted assigns.

For purposes of illustration, in the event that (i) "Team 1" is assigned to the Team 1 Series LLC issued in connection with this Agreement by the Manager, and (ii) 30% of the aggregate Team Revenue of the FCF for a given Fiscal Year is directly attributable to Team 1 as determined by the Manager, then 30% of the amount distributable to Team 1 Series LLC shall be allocated to the Team 1 Series LLC, and the Team 1 Series LLC Allocation shall be distributed to the Team 1 Series LLC Members pro rata in proportion to each Team 1 Series LLC Member's Team Percentage Interest.

Exhibit B – Distributable Cash Example, from the Amended and Restated Limited Liability Company Agreement

Assume the following:
i.	The Company Member holds a Team 1 Team Units Percentage Interest of 45%.
ii.	A team captain (the "Team Captain") holds a Team 1 Incentive Units Percentage Interest of 40%, comprised of Profits Interests issued pursuant to the Equity Incentive Plan.
iii.	iii. A fan (the "Fan") holds a Team 1 Team Units Percentage Interest of 5%.
iv.	Employees (the "Employees") hold a Team 1 Team Units Percentage Interest of 10%, comprised of Profits Interests issued pursuant to the Equity Incentive Plan.

Year 1

Assume the following:

v.	At the end of Fiscal Year 1, League Revenue is $3,000,000.
vi.	At the end of Fiscal Year 1, Team Revenue is $617,500.
vii.	At the end of Fiscal Year 1, total league expenses are $3,200,000.
viii.	Team 1 is responsible for 70% of the LLC's aggregate Team Revenue.

With the aforementioned assumptions:

i.	FCF's total revenues for Fiscal Year 1 would be $3,617,500 (i.e., $3,000,000 League Revenue plus $617,500 Team Revenue).
ii.	The aggregate amount of Distributable Cash distributable to the Series LLC's would be $417,500 (i.e., $3,617,500 in aggregate revenue minus total expenses of $3,200,000).
iii.	Since Distributable Cash ($417,500) is less than Team Revenue for Fiscal Year 1 ($617,500), Distributable Cash shall be distributed to the Series LLC's.
iv.	The aggregate amount of Distributable Cash distributable to Team 1 Series LLC would be $292,250 (i.e., $417,500 in Distributable Cash multiplied by Team 1's 70% of profitability).

With these assumptions, Distributable Cash would be distributed to the Team 1 Team Unit Members as follows:

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

    i.   The Company Member would receive $131,512.50 (i.e., $292,250 multiplied by the Company Member's Team Percentage Interest of 45%).

    ii.   The Team Captain would receive $116,900 (i.e., $292,250 multiplied by the Team Captain's Team Percentage Interest of 40%).

    iii.   The Fan would receive $14,612.50 (i.e., $292,250 multiplied by the Fan's Team Percentage Interest of 5%).

    iv.   The Employees would receive $29,225 less (a) their respective Profit Interest Threshold Amounts on vested units and (b) any distributions associated with unvested Units (i.e., $292,250 multiplied by the Employees' Team Percentage Interest of 10% minus any applicable Profit Interest Thresholds and unvested portions).

    v.   Remaining Distributable Cash resulting from unvested Team Incentive Units and Profit Interest Thresholds is distributed pro-rata to Team 1 Team Units, less any applicable Profit Unit Thresholds until all Distributable Cash is distributed.

Year 2

Assume the following:

    ix.   At the end of Fiscal Year 2, League Revenue is $7,000,000.
    x.   At the end of Fiscal Year 2, Team Revenue is $1,235,000.
    xi.   At the end of Fiscal Year 2, total league expenses are $6,000,000.
    xii.   Team 1 is responsible for 70% of the LLC's aggregate Team Revenue.

With the aforementioned assumptions:

    vi.   FCF's total revenues for Fiscal Year 2 would be $8,235,000 (i.e., $7,000,000 League Revenue plus $1,235,000 Team Revenue).

    vii.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $2,235,000 (i.e., $8,235,000 in aggregate revenue minus total expenses of $6,000,000).

    viii. Since Distributable Cash ($2,235,000) is more than Team Revenue for Fiscal Year 2 ($1,235,000), Distributable Cash shall be distributed to the Series LLC's.

    ix.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $1,235,000 (i.e., the aggregate Team Revenue of $1,235,000).

    x.   The aggregate amount of Distributable Cash distributable to the Team 1 Series LLC would be $864,500 (i.e., the aggregate Team Revenue of $1,235,000 multiplied by Team 1's 70% of profitability).

    xi.   The aggregate amount of Distributable Cash distributable to the Series LLC's would be $1,000,000 (i.e., $2,235,000 of Distributable Cash minus $1,235,000 of Team Revenue).

    xii.   The aggregate amount of Distributable Cash distributable to the Team 1 Series LLC would be $125,000 (i.e., $1,000,000 of Distributable Cash distributable to the Series LLC's divided by the number of teams)

With these assumptions, Distributable Cash would be distributed to the Team 1 Team Unit Members as follows:

(a) if the LLC were to liquidate completely after the end of such Fiscal Year,
    a.   The Company Member would receive $389,025 (i.e., $864,500 multiplied by the Company Member's Team Unit Percentage Interest of 45%).
    b.   The Team Captain would receive $345,800 less any distributions associated with unvested units (i.e., $864,500 multiplied by the Team Captain's Team Percentage Interest of 40%).
    c.   The Fan would receive $43,225 (i.e., $864,500 multiplied by the Fan's Team Unit Percentage Interest of 5%).
    d.   The Employees would receive $86,450 (i.e., $864,500 multiplied by the Employees' Team Unit Percentage Interest of 10%).

(b) Any remaining cash would be distributed as follows
    a.   The Company Member would receive $56,250 (i.e., $125,000 multiplied by the Company Member's Team Unit Percentage Interest of 45%).
    b.   The Team Captain would receive $50,000 (i.e., $125,000 multiplied by the Team Captain's Team Unit Percentage Interest of 40%).

FANCHISE LEAGUE COMPANY LLC – FCF TEAM 5, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

c. The Fan would receive $6,250 (i.e., $125,000 multiplied by the Fan's Team Unit Percentage Interest of 5%).

d. The Employees would receive $12,500 less a) their respective Profit Interest Threshold amounts on vested units and b) any distributions associated with unvested units (i.e., $125,000 multiplied by the Employees' Team Percentage Interest of 10% minus any applicable Profit Interest Thresholds and unvested portions).

e. Remaining Distributable Cash resulting from unvested Units and Profit Interest Thresholds is distributed pro-rata to vested Team 1 Team Units, less any applicable Profit Unit Thresholds until all Distributable Cash is distributed.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name FCF - Kingpins Football Club

Logo



Headline Fan Controlled Football: The pro sports league where fans call the shots

Slides



KINGPINS
GUTTER CAT GANG
FOOTBALL CLUB

Tags FCF, Video & Streaming, Coming Soon, eSports, Sports, Companies, B2C

Summary

- VC backed by Animoca Brands, Lightspeed Ventures, Delphi Digital, and more
- Team Owners include Quavo, Marshawn Lynch, Richard Sherman, Austin Ekeler
- Founders have led several venture-backed companies to exits totaling $2.2B+
- Distribution deals with Amazon's Twitch, NBCLX, Fubo TV and DAZN
- 2.4M+ live views each week, across all distribition platforms
- Sponsors & partners include Experian, Progressive Insurance, and Wendy's
- First pro football league where fans call the plays in real-time

Opportunity



The Washington Post Magazine

Are You Ready for Some (Fan-Controlled) Football?

Can an experimental new league revolutionize sports by turning fans into play callers?

Fan Controlled Football (FCF) is a new category of interactive entertainment that blurs the line between traditional sports and video games, with a fan-controlled league that puts owners (you!) in control of everything from real-time play calls to jersey designs.

Video games and esports have dramatically changed consumer expectations for entertainment. Younger fans now require short form content, digital distribution and interactivity, paving the way for the skyrocketing use of platforms like Twitch.

As leagues and teams are scrambling to find new ways to connect and engage, FCF presents fans with a next-gen solution.

How does it work? **It all starts with choosing a team.**

Team

Meet the Kingpins

INVEST IN TEAM
KINGPINS



Gang, Gang! Discarded by society, left in the gutter to survive, these rare breeds a part of the Ballerz Collective had no choice but to gang-up to be stronger as a team looking to claw their way to the top of Fan Controlled Football.

Team Owners:

- **@KingBlackBored**
- **@DrDicatrio**
- **@ABigThingBadly**
- **@SpottieWiFi**
- **@lmgriffjohnson**
- **@jamthedirtybird**
- **You -** Invest in the Kingpins

What It Is

FCF is both an exciting brand of highly competitive football and an engaging digital game

where fans are a real part of their team's success.



Each team is led by famous owners who actively engage their fans to help make all of their team's key decisions. FCF games are played on a set designed exclusively for the digital audience and all games are streamed live on Twitch, giving fans at home a truly interactive sports experience.

- Multi-year content distribution agreement with Amazon's Twitch
- Centralized model enabling shared services across teams for maximum efficiency and production value
- Interactive experience adds scalable digital revenue streams on top of the established models for pro-sports monetization
- Global reach of 100M+ rabid fans enabled through organic involvement of famous team owners

How It Works

Fans call the shots like a
real-life video game

Fans interact with their team owners, who give advice as part of their live commentary during every game.

Fans select from the best of eight play options based on the game situation, with a recommendation engine built in partnership with IBM Watson.

Call the right play and earn FanIQ - as fans climb the leaderboard they unlock greater access and power for running their team.

Live stream + real-time play calling integrated directly into the viewing experience across desktop, mobile and connected TV.




PLAYERS
QUEUE
Search by Name
PLAYER
Chris Godwin
TD WR
QUEUE
SAVE QUEUE
:18
PASS PLAYS
ADIPISCING CRAS
FERMENTUM
ELIT PARTURIENT
VENENATIS MAGNA
TOUCHDOWN PROB
FIRST DOWN PROB
DOWNLOAD
THE APP

Fan Participation

A game where the
fans and the players are on the same team

Participation is free and all fans have a voice,
but not all fans are created equal.



Fans earn FAN IQ by engaging in the FCF ecosystem, voting, drafting players, calling plays, consuming and creating content, engaging with partners, recruiting fans to their team and more.

The more FAN IQ you earn, the more you rack up badges and reach higher levels on the leaderboard. As you level-up, your voting power increases relative to other fans of your team, and your badges provide special powers and boosts during the weekly draft and games.

FCF presents a unique opportunity for sports fans to actually get out what they put in, and truly make an impact for their team's success on the field.

The FCF is making fantasy football a reality.

Celebrity Backing

Influential team owners drive awareness + fandom



VS
OGs
BALLERZ
COLLECTIVE
FCF
BALLERZ

Rather than using the traditional model of sports teams being tied to a home city, the FCF has created unique brands for each team that align with the famous fans in their ownership group.

In Season v1.0, the league was comprised of the hard hitting Beasts, ultra cool Glacier Boyz, party animal Zappers and the reigning People's Champions, the Shoulda Been Stars.

When the league expanded by four teams with the Ballerz Collective, we worked with prominent members of the NFT community—including Steve Aoki, Jack Settleman, Cynthia Frelund, Jamal Anderson and Ronde + Tiki Barber—to create the Bored Ape Football Club, Kingpins, Knights of Degen and 8oki.

FCF fans choose to join the squad they most identify with, creating die hard fandom with no geographic borders.

Famous Team Owners actively engage with their fans to determine their team’s unique strategy—from the team names and logos (which were all fan submissions), to the players that get drafted and the type of offense they run.

Team Owners drive awareness of their team and the league by actively promoting on social, creating content around team and league votes, co-streaming their games on Twitch and participating in podcasts, interviews and more.

Team Ownership Groups were formed by pairing influential celebrities with big name NFL players. Combined, we tap into a social-influencer base **reaching more than 100 million followers**.

Funding

Backed by A-list VCs, Hall of Fame QBs, and the cofounders of Bleacher Report and Reddit

Forbes

SPORTSMONEY

Fan Controlled Football

League Raises $40 Million Series A Round Led By Crypto Investors

Tim Casey Senior Contributor ⓘ

FCF closed a Series A round in December 2021 led by **Animoca Brands and Delphi Digital with participation from Lightspeed Venture Partners, Verizon Ventures, Talis Capital, Correlation Ventures, Next10 Ventures, Basecamp Fund, Gemini Frontier Fund, 6th Man Ventures, Jump Crypto, Red Beard Ventures, Spartan Capital, NGC Ventures.**

Other notable equity owners include:

- **Twitch - owned by Amazon**
- **Joe Montana - NFL Hall of Fame QB**
- **Alexis Ohanian - cofounder and former CEO of Reddit**
- **Dave Finocchio - cofounder and former CEO of BleacherReport**
- **Sebastian Borget - co-founder of The Sandbox**

Our vision from day one was to put fans into the game like never before, and that includes the owner's box. In Season v1.0, we launched Republic campaigns for each of the OG teams, all of which sold out. We're thrilled to be able to open another round of equity in each of those teams, as well provide an initial offering for each team in the Ballerz Collective. We're blessed to be backed by some of the best investors on the planet, but at the end of the day FCF doesn't work without you, the fans. Join us!

Key Partners

Major distribution partners include Twitch and NBC Universal

Our vision and execution thus far has attracted key strategic and distribution partners for the league, extending our reach to fans across the globe.



FCF Glacier Boyz quarterback Deondre Francois (Todd Kirkland/Fan Controlled Football/Getty Images)

MEDIA

Fan Controlled Football Partners with NBCUniversal

—

Big brand sponsors include Progressive Insurance, Wendy's, Russell Athletic, Experian and Hornitos

ALT FOOTBALL

PR: Fan Controlled Football Returns For Season V2.0 With Slate Of New And Returning Partners

 by **Mark Perry**  April 15, 2022





FCF has secured multiple six-figure sponsorship deals for it's first season. These brands are looking for an authentic way to get in front of the highly coveted Male 18-34 audience that makes up the majority of the FCF fanbase. And FCF's mix of real pro football that plays like a video game for fans is something sponsors are very eager to attach their brand to.

Venue And Production

A world-class broadcast from the FCF studio arena



Pitch text







Our unique venue is designed to create the cutting edge viewing experience that streaming audiences demand.

- All games are **streamed live on Twitch** and distributed on **NBCLX**, **Peacock**, **Fubo Sports Network**, and **DAZN** from our football soundstage at the historic Pullman Yards in Atlanta, GA
- Full control of the venue and set design **akin to a motion picture production so as to maximize the digital experience**
- **Dramatically reduced overhead** with only one lease and shared services and personnel across the entire league
- **No travel** - all players and coaches live in one location and are shuttled between hotel and venue maintaining a virus-free bubble
- **Players and staff are in close quarters** in the venue and nearby housing for the duration of the season, providing new opportunities for a full slate of original content to be produced in-house

Business Model

A streamlined cost model, a dynamic revenue model, and an entirely new approach to the business of sports

FCF's business model is revolutionary when compared to traditional leagues.

Instead of playing in multiple venues across the country (which creates the need to replicate coaching and front office staffs in each market and imposes significant travel costs), the FCF uses a unified model of shared costs and services to ensure a far lower operational cost that other alternative football leagues. This creates a best-in-class cost model that will drive profitability early in the life cycle of the company.

FCF's approach enables multiple revenue streams: traditional sources including sponsorship, live game rights and merchandise alongside more modern digital monetization.

On the digital front, FCF employs a "freemium" video game revenue model whereby it is entirely free for fans to join and participate, with in-app micro transactions built into the virtual economy of Fan IQ. Additionally, through Twitch, FCF offers content-focused digital subscriptions to enable die hard fans with premium access inside the locker room and onto the practice fields.

With the addition of the Ballerz Collective, fans have the opportunity to purchase NFTs that give holders unique IRL utility—including increased voting power at pivotal moments of the game, VIP experiences, and signed memorabilia.

Market

FCF is positioned at the intersection of two booming industries,

traditional sports and esports
—providing a vast market opportunity.

Sports in the United States alone is a $75B industry, and football is king. Average franchise values in the NFL topped $3B in 2020 and show no signs of stopping.

Sports & Recreation › Professional Sports

National Football League average franchise value from 2000 to 2020

(in million U.S. dollars)





According to NewZoo, **esports total audience and revenue is forecasted to rise significantly over the next several years.** Perhaps even more exciting, esports is projected to have more viewers than every pro sports league but the NFL in 2021. FCF is perfect positioned to take advantage of these trends



ESPORTS REVENUE GROWTH
GLOBAL | FOR 2018, 2019, 2020, 2023



ESPORTS AUDIENCE GROWTH
GLOBAL | FOR 2018, 2019, 2020, 2023





NBA 63M
NHL 32M
MLS 16M
0 30M 60M 90M 120M 150M
VIEWS
Source: https://www.slideshare.net/ActivateInc/activate-tech-media-outlook-2018
Created by MBA@Syracuse, Syracuse University's online MBA program

Twitch COO Sara Clemens: We're seeing record levels of engagement

Sara Clemens, COO of Twitch, joins "Squawk Alley" to discuss the company's position as more people are tuning into streaming while at home.

Competition And Proof Of Concept

FCF is pioneering an entirely new category of interactive, fan-controlled pro sports

We have a chance to shape the future of sports, one where fan participation is just as important as the participation of the athletes on the field. We've been working since 2015 to make this dream a reality, and we have first mover advantage in a category we get to define. We also secured a patent for real-time play calling to help us "build a moat" to protect what we're creating.

—

A vision this bold needs some early validation:



GQ Style Grooming Recommends More Newsletter Subscribe

10
20

Illustration by QuickHoney

Culture

The Great Fan-Run Football Experiment

Out near Salt Lake City, a football team gave itself almost completely over to the fans: They chose the team's name, the uniforms, even the plays during the game. And it might just be the next big evolution in football.

Which is why we decided to purchase a new franchise in the Indoor Football League to test our fan-controlled ideas. We owned and operated the Salt Lake Screaming Eagles during the 2017 IFL season, and after 16 games we left with some tremendous results.





Lightspeed Sign in Get started

Bringing every football fan's fantasy to life: A league where fans call the plays.

Jeremy Liew Follow

Sep 22, 2020 · 4 min read



01
02
03
04
RICHARD SHERMAN
TWITCH
COMMUNITY
MARSHAWN LYNCH
+
MIKE TYSON



FCF Owners — they all bring their own style and vision to the table but they can't build their team without you.

Americans love to watch football. The TV show with the highest ratings of the season is Sunday night football. Second highest is Thursday night football. Third highest is … you guessed it, Monday night football.

Our lead investor, Jeremy Liew of Lightspeed Venture Partners, said **"This is the most elaborate "proof of concept" that we've ever seen!"** Read his blog post on Medium to see why.

—

Flash forward to the star-studded talent making an impact on the league:

Outside of the D1 athletes we've brought into the league, we've been able to add some famous faces to the mix! With NFL legends and well-known personalities like Johnny Manziel, Josh Gordon, Robert Turbin, Martavis Bryant, Kelly Bryant, and Terrell Owens.



Founders

Led by a world-class team of seasoned entrepreneurs and industry vets

Our founding team at FCF has multiple venture backed successful exits under their belt, and some experience playing in the NFL too (only one of us can say that!). Our exec team is comprised of an incredible balance of big league (NFL, NBA, MLB) executives, other sports property executives (AFL, IFL, ABA), and true startup founders and execs that know how to get it done in the early stages of a business. We are built to win now, and in the future.





Team		
	Sohrob Farudi	Co-Founder + CEO
	Patrick Dees	Co-Founder + Chief Gaming Officer
	Chris Pantoya	Chief Commercial Officer + Head of Strategy
	Gregory Moore	Chief Legal Officer
	Cyrus Farudi	Chief Operating Officer
	Andy Dolich	Commissioner, Fan Controlled Baseball
	Steve Adler	Chief Technology Officer
	Grant Cohen	Co-Founder + Chief Digital Officer
	Ray Austin	Co-Founder + Commissioner, Fan Controlled Football
	Mimi Behan	Chief Financial Officer

Perks		
	$150	Exclusive FCF Owner's Badge. Only available to our investors on Republic, this badge will be a permanent part of your FCF profile. It will provide you wil early or exclusive access to certain exclusive play-calling and voting bonuses, and a lifetime of bragging rights letting the world know you own a piece of the team.
	$995	Exclusive FCF Owner's Badge and a Kingpins customized jersey with your name and number on the back.
	$5,000	Exclusive FCF Owner's Badge, Kingpins customized jersey with your name and number on the back, premium seats for you and a guest to a regular season game, and Kingpins gear + apparel for you to support your team every day of the week.
	$9,999	Everything above plus an FCF Championship VIP Experience for you and a guest, including running through the tunnel, playing catch on the field with the FCF Co-Founders, and two premium seats for the game. NOTE: You will be responsible for your own travel and required to pass a COVID-19 rapid antigen test before entering the venue in accordance with FCF policies.

FAQ		
	How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.
	What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?	Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering. If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Fanchise League Company, LLC- FCF Team 5 LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Fanchise League Company, LLC- FCF Team 5 LLC, a series of the Delaware limited liability company, Fanchise League Company, LLC (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Capital Interests (defined below), subject to the terms set forth below.

The "**Default Price**" is $2.50 per unit.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the Capital Interests (whether Preferred Interests or another class of interests issued by the Company), sold in the First Equity Financing. The number of units of such Capital Interests shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the **Default Price**.

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in

accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Interests; or (2) issue to the Investor a number of units of the Capital Interests (whether Preferred Interests or another class of interests issued by the Company) sold in the Subsequent Equity Financing. The number of units of such Capital Interests shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the Default Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Capital Interests equal to the Purchase Amount (or a lesser amount as described below) divided by the Default Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Capital Interests (whether Preferred Interests or another class of interests issued by the Company) equal to the Purchase Amount divided by the Default Price. Units of Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Capital Interests issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's manager(s) (or board of directors if the Company becomes a corporation) determines in good faith that delivery of Capital Interests to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Interests as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units, whether in Capital Interests, to the Investor pursuant to Section

1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Section 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company, that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Default Price**" means $2.50 per unit of Capital Interest of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Securities, Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Capital Interests, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Capital Interests, but excluding (i) the issuance of all units of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than shares of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Securities of the Company for resale, as approved by the Company's board of managers (or directors, if applicable) where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Capital Interests reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means (i) a Change of Control, (ii) an IPO or (iii) a Maturity Event.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Maturity Event**" shall mean the earlier of (i) eighteen (18) months anniversary of the final close of the offer and sale of this and all of Series 2022 Crowd SAFEs by the Company through the Intermediary's platform pursuant to a Form C, as amended, filed with the Securities and Exchange Commission or (ii) the Company's election to accelerate and declare a Maturity Date before such time as clause (i) of this definition occurs.

"**Preferred Interests**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

3. ***Company Representations***

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current organizational documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Capital Interests issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued units of Capital Interests for issuance and delivery upon the conversion of this instrument, such number of units of the Capital Interests as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of units of the Capital Interests issuable upon the conversion of this instrument. All such units shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g) The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current organizational documents, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any units issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the units or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such units under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's organizational documents, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the purchase of this Crowd SAFE.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any units of Capital Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as units, and more particularly as equity interests for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Fanchise League Company, LLC- FCF Team 5 LLC

By:
Name: Cyrus Farudi
Title: Manager
Address: 2629 Manhattan Avenue, #292, Hermosa Beach, CA 90254, United States
Email: cyrus@fcf.io

INVESTOR:

By:
Name:

Exhibit A – *Nominee Rider and Waiver*

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by FANCHISE LEAGUE COMPANY, LLC- FCF TEAM 5 LLC (the "**Security**"), to receive all notices and communications on behalf of the Investor, cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian, and, to the extent the Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Manager of Fanchise League Company, LLC- FCF Team 5 LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the purchasers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's personally identifiable information for these purposes during the Term and Investor acknowledges that the use of such personally identifiable information is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

NOMINEE:
Republic Investment Services LLC

By:

By:

Name:

Name: Youngro Lee, President

Date:

Date:

COMPANY:
Fanchise League Company, LLC- FCF Team 5 LLC

By:

Name:

Date:

EXHIBIT D

Video Transcript

WHAT IS FCF? | FCF 101 – FIRST POSITION IN THE CAROUSEL

:01 – WELCOME TO FAN CONTROLLED FOOTBALL 101. EVERYTHING YOU NEED TO KNOW ABOUT THE FCF. HERE ARE THE BASICS.

:07 – [AUDIO FROM GAME] OH! ALL THE WAY TO THE HOUSE. TOUCHDOWN.

:12 – YOU PICK THE TEAM. YOU DRAFT THE PLAYERS. YOU CALL THE PLAYS IN REAL TIME.

:19 – FROM AN APP ON YOUR PHONE, TABLET, OR COMPUTER.

:24 – [AUDIO FROM GAME] GREAT FAN CALL RUNNING THAT ROUTE

:25 – FCF IS 50 YARDS OF HARD-HITTING, REAL SMASH MOUTH FOOTBALL.

:31 – NO KICKOFFS. NO PUNTS. NO GOALPOSTS. NO KICKERS.

:35 – I'M TALKING IN YOUR FACE, 7-ON-7 ACTION THAT YOU CONTROL.

:40 – AND IT ALL HAPPENS LIVE ON TWITCH, DAZN, AND NBCLX FROM OUR STATE OF THE ART VENUE IN THE ATL

:48 – [AUDIO FROM GAME] UP FOR GRABS! IT'S CAUGHT! FLASH GORDON WINS IT!

:52 – SO FANS, ARE YOU READY FOR SEASON V2.0?

:55 – THIS YEAR IT'S THE ULTIMATE RIVALRY BETWEEN OUR FOUR OG TEAMS AND THE BALLERZ COLLECTIVE. FOUR BRAND NEW TEAMS CONTROLLED EXCLUSIVELY BY NFT AVATARS. AVAILABLE AT FCF.IO/BALLERZ.

1:10 – THIS IS WHERE LIVE ACTION AND REAL PLAYERS MEET WEB 3.0.

1:14 – SO LET THE TRASH TALK BEGIN. IT'S THE OG'S VS. THE BALLERZ.

1:19 – WHICH CELEBRITY OWNERSHIP GROUP WILL YOU SQUAD UP WITH?

1:23 – THE GLACIER BOYZ OR KINGPINS?

1:26 – HOW ABOUT SHOULDA BEEN STARS OR THE KNIGHTS?

1:28 – THE BEASTS OR BORED APES?

1:31 – OR WILL YOU HELP THE ZAPPERS OR TEAM 8OKI WIN IT ALL?

1:35 – IT'S UP TO YOU. THE FUTURE OF SPORTS IS FAN CONTROLLED.

1:39 – CONTROL THE GAME.

1:41 – CALL THE PLAYS.

1:43 – BE PART OF THE SPORTS REVOLUTION WITH FAN CONTROLLED FOOTBALL.

1:47 – GO TO FCF.IO, PICK YOUR TEAM, AND LEVEL UP NOW. POWER TO THE FANS.

--

<mark>FCF SIZZLE REEL (BALLERZ COLLECTIVE)</mark> **– SECOND POSITION IN THE CAROUSEL**

Background Music: "712PM" by Future

:07 – DO SOMETHING

:22 – WE NEED TO GET PROBABLY ABOUT 5 TO 7 YARDS HERE. SO WE'RE LOOKING FOR SOME QUICK ONES. SPREAD OUT THE DEFENSE A LITTLE BIT. SEE IF WE CAN GET IT GOING.

:31 – KINGPINS. LET'S GET IT DONE.

:47 – WOOOO!

:48 – THAT WAS A CATCH BABY!

:52 – [CHEERING]

--

<mark>BLOOD OATHS AND BALLERZ: A HEAD EXPLODING PSA</mark> **– THIRD POSITION IN THE CAROUSEL**

:01 – HEY EVERYBODY, I'M JOSH MACUGA. FACE OF FAN CONTROLLED FOOTBALL. HERE TO BRING YOU A VERY IMPORTANT MESSAGE ABOUT SEASON VERSION 2.0, LIVE FROM PULLMAN YARDS. HOME OF SEASON VERSION 2.0

:15 – FAN CONTROLLED FOOTBALL IS THE SPORTS LEAGUE FOR THE DIGITAL AGE. THAT'S WHY WE'VE EMBRACED WEB 3 TECHNOLOGIES, CRYPTO CURRENCIES, THE BLOCKCHAIN, AND OF COURSE, NFTS, AS PART OF OUR BALLERZ COLLECTIVE.

:32 – LET'S [BLEEP]-ING GO!

:35 – WE DIDN'T SHY AWAY FROM CUTTING EDGE TECHNOLGY. WE EMBRACED THAT CUTTING EDGE.

:42 – AND DECIDED TO MAKE A BLOOD OATH.

:49 – I REALLY CUT MY HAND. IT'S A REAL KNIFE.

:57 – SINCE WE AREN'T BIG ENOUGH TO GO PUBLIC YET, AND THERE'S ONLY SO MUCH EQUITY A FAN CAN BUY, BUYING A BALLERZ COLLECTIVE NFT IS OUR WAY OF GIVING FANS SOMETHING TO BUY THAT GIVES. THEM PURPOSE AND A MEANINGFUL CONTROL OF THEIR NEW FAVORITE FOOTBALL TEAM.

1:12 – IT ALSO GIVES FANS THE ABILITIES TO HOLD IT OR SELL IT AT ANY TIME.

1:17 – FOUR NEW TEAMS ARE RUN BY OWNERS OF THE BALLERZ COLLECTIVE NFTS. OWNING A BALLER GIVES YOU A UNIQUE ACCESS TO THINGS LIKE GAME DAY PASSES AND GAME WORN JERSEYS. WE WON'T EVEN WASH IT IF YOU'RE INTO THAT SORT OF THING.

1:33 – [SOUND EFFECT] OOH. AHH. AAH. OOH.

1:37 – WE'RE NOT TRYING TO RIP YOU OFF WITH THINGS LIKE GAME DAY TICKETS THAT ARE CRAZY EXPENSIVE OR OVERPRICED BEERS OR PARKING PASSES. IT'S PART OF OUR CORE BELIEF TO GIVE POWER TO YOU, THE FANS.

1:48 – OUR OTHER CORE BELIEF IS PROVIDING A FOOTBALL EXPERIENCE SO EXCITING THAT YOUR HEAD MIGHT EXPLODE. [SOUND EFFECT] WAH!

1:55 – WE KNOW IT WON'T BE PERFECT AND THERE WILL PROBABLY BE SOME MISTAKES ALONG THE WAY, BUT WE THINK GOING IN THIS DIRECTION CAN HELP US ACCOMPLISH SOME NEXT GEN [BLEEP]!

2:05 – AND IF YOU'RE NOT INTO NFTS, THAT'S GREAT. WE STILL HAVE FOUR OG TEAMS THAT ARE FREE TO JOIN.

2:14 – GO TO FCF.IO AND YOU CAN MAKE PLAY CALLS FOR FREE WITH THE ORIGINAL OG TEAMS EVERY GAME DAY.

2:22 – AND OWNERS OF THE OG TEAMS CAN EARN FAN IQ AND UNLOCK SOME OF THE SAME COOL STUFF THAT THE NFT OWNERS GET WITH THEIR COOL NEW JPEGS.

2:32 – FCF IS REAL FOOTBALL, PART VIDEO GAME, ALL ENTERTAINMENT AND PARMESEAN CHEESE.

2:40 – WHAT?

2:42 – ARE YOU GOOD?

2:43 – I DON'T KNOW MAN, I'M LOSING A LOT OF BLOOD HERE.

2:46 – WE'RE CREATING A HUGE, ALL-INCLUSIVE UMBRELLA THAT IS WELCOMING TO EVERYONE WHO WANTS TO BE A FAN OF FAN CONTROLLED FOOTBALL. WHETHER IT'S THE NEWLY MINTED BALLERZ COLLECTIVE OR THE OG TEAMS.

3:02 – THE RIVALRY IS HERE. FAN CONTROLLED FOOTBALL. POWER TO THE HANDS.

3:11 – IT'S POWER TO THE FANS.

3:12 – I DON'T KNOW MAN. I'M NOT DOING TOO HOT. IT'S ALL OVER. THERE'S BLOOD EVERYWHERE.

3:17 – OH MY GOODNESS.

3:18 – I THINK WE SHOULD GO TO A HOSPITAL.

3:20 – YOU KNOW WHAT, YEAH, LET'S GO. HERE.

3:23 – THANKS MAN.

3:26 – WE HAVE WORKERS COMP HERE?

3:27 – NO.

3:28 – OKAY.

EXHIBIT E

Testing the Waters Communications



Company Name	FCF - Kingpins Football Club
Logo	
Headline	Fan Controlled Football: The pro sports league where fans call the shots
Slides	





Tags	Coming Soon, Video & Streaming, Sports, eSports, B2C, Companies

Pitch text

Summary

- VC backed by Animoca Brands, Lightspeed Ventures, Delphi Digital, and more
- Team Owners include Quavo, Marshawn Lynch, Richard Sherman, Austin Ekeler
- Founders have led several venture-backed companies to exits totaling $2.2B+
- Distribution deals with Amazon's Twitch, NBCLX, Fubo TV and DAZN
- 2.4M+ live views each week, across all distribition platforms

- Sponsors & partners include Experian, Progressive Insurance, and Wendy's
- First pro football league where fans call the plays in real-time

Opportunity


The Washington Post Magazine
Are You Ready for Some (Fan-Controlled) Football?
Can an experimental new league revolutionize sports by turning fans into play callers?

Fan Controlled Football (FCF) is a new category of interactive entertainment that blurs the line between traditional sports and video games, with a fan-controlled league that puts owners (you!) in control of everything from real-time play calls to jersey designs.

Video games and esports have dramatically changed consumer expectations for entertainment. Younger fans now require short form content, digital distribution and interactivity, paving the way for the skyrocketing use of platforms like Twitch.

As leagues and teams are scrambling to find new ways to connect and engage, FCF presents fans with a next-gen solution.

How does it work? **It all starts with choosing a team.**

Team

Meet the Kingpins


INVEST IN TEAM
KINGPINS
32
KINGPINS
GUTTER CAT GANG FOOTBALL CLUB

Gang, Gang! Discarded by society, left in the gutter to survive, these rare breeds a part of the Ballerz Collective had no choice but to gang-up to be stronger as a team looking to claw their way to the top of Fan Controlled Football.

Team Owners:

- **@KingBlackBored**
- **@DrDicatrio**
- **@ABigThingBadly**
- **@SpottieWiFi**
- **@lmgriffjohnson**
- **@jamthedirtybird**
- **You -** Invest in the Kingpins

What It Is

FCF is both an exciting brand of highly competitive football and an engaging digital game

where fans are a real part of their team's success.



Each team is led by famous owners who actively engage their fans to help

make all of their team's key decisions. FCF games are played on a set designed exclusively for the digital audience and all games are streamed live on Twitch, giving fans at home a truly interactive sports experience.

- Multi-year content distribution agreement with Amazon's Twitch
- Centralized model enabling shared services across teams for maximum efficiency and production value
- Interactive experience adds scalable digital revenue streams on top of the established models for pro-sports monetization
- Global reach of 100M+ rabid fans enabled through organic involvement of famous team owners

How It Works

Fans call the shots like a real-life video game


SPONSORED BY PROGRESSIVE
ACTIVITY
PLAYERS
:26 Time to pick a play!
Vote
GAME MVP
Vote
NEW MESSAGE
Pellentesque Ornare Lorem...
LEVEL 14
FAN IQ 15,000
Home
League
Tasks
Profile

Fans interact with their team owners, who give advice as part of their live commentary during every game.


:18
PASS PLAYS
ADIPISCING CRAS
FERMENTUM
ELIT PARTURIENT
VENENATIS MAGNA
MULTIPLIER AVAILABLE
Insights by IBM Watson
SUBMIT

Fans select from the best of eight play options based on the game situation, with a recommendation engine built in partnership with IBM Watson.


PUBLIC PROFILE
FANIQ
Full Name
FANIQ
14,200,200
LEVEL
14
BADGES
SEE ALL
TEAM
SQUAD
Glacier Boyz
Ice Boyzz
RANKING

Call the right play and earn FanIQ - as fans climb the leaderboard they unlock greater access and power for running their team.

Live stream + real-time play calling integrated directly into the viewing experience across desktop, mobile and connected TV.



Fan Participation

A game where the fans and the players are on the same team

Participation is free and all fans have a voice, but not all fans are created equal.



Fans earn FAN IQ by engaging in the FCF ecosystem, voting, drafting players, calling plays, consuming and creating content, engaging with partners, recruiting fans to their team and more.

The more FAN IQ you earn, the more you rack up badges and reach higher levels on the leaderboard. As you level-up, your voting power increases relative to other fans of your team, and your badges provide special powers and boosts during the weekly draft and games.

FCF presents a unique opportunity for sports fans to actually get out what they put in, and truly make an impact for their team's success on the field.

The FCF is making fantasy football a reality.

Celebrity Backing

Influential team owners drive awareness + fandom



Rather than using the traditional model of sports teams being tied to a home city, the FCF has created unique brands for each team that align with the famous fans in their ownership group.

In Season v1.0, the league was comprised of the hard hitting Beasts, ultra cool Glacier Boyz, party animal Zappers and the reigning People's Champions, the Shoulda Been Stars.

When the league expanded by four teams with the Ballerz Collective, we worked with prominent members of the NFT community—including Steve Aoki, Jack

Settleman, Cynthia Frelund, Jamal Anderson and Ronde + Tiki Barber—to create the Bored Ape Football Club, Kingpins, Knights of Degen and 8oki.

FCF fans choose to join the squad they most identify with, creating die hard fandom with no geographic borders.

Famous Team Owners actively engage with their fans to determine their team's unique strategy—from the team names and logos (which were all fan submissions), to the players that get drafted and the type of offense they run.

Team Owners drive awareness of their team and the league by actively promoting on social, creating content around team and league votes, co-streaming their games on Twitch and participating in podcasts, interviews and more.

Team Ownership Groups were formed by pairing influential celebrities with big name NFL players. Combined, we tap into a social-influencer base **reaching more than 100 million followers**.

Funding

Backed by A-list VCs, Hall of Fame QBs, and the cofounders of Bleacher Report and Reddit

≡ **Forbes**

SPORTSMONEY

Fan Controlled Football League Raises $40 Million Series A Round Led By Crypto Investors

Tim Casey Senior Contributor ⓘ

FCF closed a Series A round in December 2021 led by **Animoca Brands and Delphi Digital with participation from Lightspeed Venture Partners, Verizon Ventures, Talis Capital, Correlation Ventures, Next10 Ventures, Basecamp**

Fund, Gemini Frontier Fund, 6th Man Ventures, Jump Crypto, Red Beard Ventures, Spartan Capital, NGC Ventures.

Other notable equity owners include:

- **Twitch - owned by Amazon**
- **Joe Montana - NFL Hall of Fame QB**
- **Alexis Ohanian - cofounder and former CEO of Reddit**
- **Dave Finocchio - cofounder and former CEO of BleacherReport**
- **Sebastian Borget - co-founder of The Sandbox**

Our vision from day one was to put fans into the game like never before, and that includes the owner's box. In Season v1.0, we launched Republic campaigns for each of the OG teams, all of which sold out. We're thrilled to be able to open another round of equity in each of those teams, as well provide an initial offering for each team in the Ballerz Collective. We're blessed to be backed by some of the best investors on the planet, but at the end of the day FCF doesn't work without you, the fans. Join us!

Key Partners

Major distribution partners include Twitch and NBC Universal

Our vision and execution thus far has attracted key strategic and distribution partners for the league, extending our reach to fans across the globe.



FCF Glacier Boyz quarterback Deondre Francois (Todd Kirkland/Fan Controlled Football/Getty Images)

MEDIA

Fan Controlled Football Partners with NBCUniversal

Big brand sponsors include Progressive Insurance, Wendy's, Russell Athletic, Experian and Hornitos

ALT FOOTBALL

PR: Fan Controlled Football Returns For Season V2.0 With Slate Of New And Returning Partners

 by **Mark Perry**  April 15, 2022



FCF has secured multiple six-figure sponsorship deals for it's first season. These brands are looking for an authentic way to get in front of the highly coveted Male 18-34 audience that makes up the majority of the FCF fanbase. And FCF's mix of real pro football that plays like a video game for fans is something sponsors are very eager to attach their brand to.

Venue And Production

A world-class broadcast from the FCF studio arena







Our unique venue is designed to create the cutting edge viewing experience that streaming audiences demand.

- All games are **streamed live on Twitch** and distributed on **NBCLX**, **Peacock**, **Fubo Sports Network**, and **DAZN** from our football soundstage at the historic Pullman Yards in Atlanta, GA
- Full control of the venue and set design **akin to a motion picture production so as to maximize the digital experience**

- **Dramatically reduced overhead** with only one lease and shared services and personnel across the entire league
- **No travel** - all players and coaches live in one location and are shuttled between hotel and venue maintaining a virus-free bubble
- **Players and staff are in close quarters** in the venue and nearby housing for the duration of the season, providing new opportunities for a full slate of original content to be produced in-house

Business Model

A streamlined cost model, a dynamic revenue model, and an entirely new approach to the business of sports

FCF's business model is revolutionary when compared to traditional leagues.

Instead of playing in multiple venues across the country (which creates the need to replicate coaching and front office staffs in each market and imposes significant travel costs), the FCF uses a unified model of shared costs and services to ensure a far lower operational cost that other alternative football leagues. This creates a best-in-class cost model that will drive profitability early in the life cycle of the company.

FCF's approach enables multiple revenue streams: traditional sources including sponsorship, live game rights and merchandise alongside more modern digital monetization.

On the digital front, FCF employs a "freemium" video game revenue model whereby it is entirely free for fans to join and participate, with in-app micro transactions built into the virtual economy of Fan IQ. Additionally, through Twitch, FCF offers content-focused digital subscriptions to enable die hard fans with premium access inside the locker room and onto the practice fields.

With the addition of the Ballerz Collective, fans have the opportunity to purchase NFTs that give holders unique IRL utility—including increased voting power at pivotal moments of the game, VIP experiences, and signed memorabilia.

Market

FCF is positioned at the intersection of two booming industries,

traditional sports and esports —providing a vast market opportunity.

Sports in the United States alone is a $75B industry, and football is king. Average franchise values in the NFL topped $3B in 2020 and show no signs of stopping.



Sports & Recreation › Professional Sports

National Football League average franchise value from 2000 to 2020
(in million U.S. dollars)

According to NewZoo, **esports total audience and revenue is forecasted to rise significantly over the next several years.** Perhaps even more exciting, esports is projected to have more viewers than every pro sports league but the NFL in 2021. FCF is perfect positioned to take advantage of these trends






ESPORTS
VIEWERS IN THE UNITED STATES
In the US, eSports will have more viewers than every professional sports league but the NFL in 2021.
NFL 141M
eSports 84M
MLB 79M
NBA 63M
NHL 32M
MLS 16M
0
30M
60M
90M
120M
150M
VIEWS
Source: https://www.slideshare.net/ActivateInc/activate-tech-media-outlook-2018
Created by MBA@Syracuse, Syracuse University's online MBA program


twitch

SHARE

SQUAWK ALLEY

Twitch COO Sara Clemens: We're seeing record levels of engagement

Sara Clemens, COO of Twitch, joins "Squawk Alley" to discuss the company's

position as more people are tuning into streaming while at home.

Competition And Proof Of Concept

FCF is pioneering an entirely new category of interactive, fan-controlled pro sports

We have a chance to shape the future of sports, one where fan participation is just as important as the participation of the athletes on the field. We've been working since 2015 to make this dream a reality, and we have first mover advantage in a category we get to define. We also secured a patent for real-time play calling to help us "build a moat" to protect what we're creating.

——

A vision this bold needs some early validation:

 **Style   Grooming   Recommends   More ∨**   **Newsletter   Subscribe**   🔍



Illustration by QuickHoney

Culture

The Great Fan-Run Football Experiment

Out near Salt Lake City, a football team gave itself almost completely over to the fans:
They chose the team's name, the uniforms, even the plays during the game. And it might
just be the next big evolution in football.

Which is why we decided to purchase a new franchise in the Indoor Football
League to test our fan-controlled ideas. We owned and operated the Salt Lake
Screaming Eagles during the 2017 IFL season, and after 16 games we left with
some tremendous results.

      Sign in   Get started

Bringing every football fan's fantasy to life: A league where fans call the plays.

Jeremy Liew Follow
Sep 22, 2020 · 4 min read

   



FCF Owners — they all bring their own style and vision to the table but they can't build their team without you.

Americans love to watch football. The TV show with the <u>highest ratings of the season is Sunday night football</u>. Second highest is Thursday night football. Third highest is … you guessed it, Monday night football.

Our lead investor, Jeremy Liew of Lightspeed Venture Partners, said **"*This is the most elaborate "proof of concept" that we've ever seen!*"**

Read his blog post on Medium to see why.

___

Flash forward to the star-studded talent making an impact on the league:

Outside of the D1 athletes we've brought into the league, we've been able to add some famous faces to the mix! With NFL legends and well-known personalities like Johnny Manziel, Josh Gordon, Robert Turbin, Martavis Bryant, Kelly Bryant, and Terrell Owens.



Founders

Led by a world-class team of seasoned entrepreneurs and industry vets

Our founding team at FCF has multiple venture backed successful exits under their belt, and some experience playing in the NFL too (only one of us can say that!). Our exec team is comprised of an incredible balance of big league (NFL, NBA, MLB) executives, other sports property executives (AFL, IFL, ABA), and true startup founders and execs that know how to get it done in the early stages of a business. We are built to win now, and in the future.



Team

	Sohrob Farudi	Co-Founder + CEO
	Patrick Dees	Co-Founder + Chief Gaming Officer
	Chris Pantoya	Chief Commercial Officer + Head of Strategy
	Gregory Moore	Chief Legal Officer
	Cyrus Farudi	Chief Operating Officer

	Andy Dolich	Commissioner, Fan Controlled Baseball
	Steve Adler	Chief Technology Officer
	Grant Cohen	Co-Founder + Chief Digital Officer
	Ray Austin	Co-Founder + Commissioner, Fan Controlled Football
	Mimi Behan	Chief Financial Officer

Perks

$150	Exclusive FCF Owner's Badge. Only available to our investors on Republic, this badge will be a permanent part of your FCF profile. It will provide you wil early or exclusive access to certain exclusive play-calling and voting bonuses, and a lifetime of bragging rights letting the world know you own a piece of the team.
$995	Exclusive FCF Owner's Badge and a Kingpins customized jersey with your name and number on the back.
$5,000	Exclusive FCF Owner's Badge, Kingpins customized jersey with your name and number on the back, premium seats for you and a guest to a regular season game, and Kingpins gear + apparel for you to support your team every day of the week.
$9,999	Everything above plus an FCF Championship VIP Experience for you and a guest, including running through the tunnel, playing catch on the field with the FCF Co-Founders, and two premium seats for the game. NOTE: You will be responsible for your own travel and required to pass a COVID-19 rapid antigen test before entering the venue in accordance with FCF policies.

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Republic

Company Name	FCF - Kingpins Football Club
Logo	
Headline	Fan Controlled Football: The pro sports league where fans call the shots
Slides	



KINGPINS
GUTTER CAT GANG FOOTBALL CLUB
FCF
WILD ACES

Tags	FCF, Video & Streaming, Coming Soon, eSports, Sports, Companies, B2C

Summary

- VC backed by Animoca Brands, Lightspeed Ventures, Delphi Digital, and more
- Team Owners include Quavo, Marshawn Lynch, Richard Sherman, Austin Ekeler
- Founders have led several venture-backed companies to exits totaling $2.2B+
- Distribution deals with Amazon's Twitch, NBCLX, Fubo TV and DAZN
- 2.4M+ live views each week, across all distribition platforms
- Sponsors & partners include Experian, Progressive Insurance, and Wendy's
- First pro football league where fans call the plays in real-time

Opportunity



The Washington Post Magazine

Are You Ready for Some (Fan-Controlled) Football?

Can an experimental new league revolutionize sports by turning fans into play callers?

Fan Controlled Football (FCF) is a new category of interactive entertainment that blurs the line between traditional sports and video games, with a fan-controlled league that puts owners (you!) in control of everything from real-time play calls to jersey designs.

Video games and esports have dramatically changed consumer expectations for entertainment. Younger fans now require short form content, digital distribution and interactivity, paving the way for the skyrocketing use of platforms like Twitch.

As leagues and teams are scrambling to find new ways to connect and engage, FCF presents fans with a next-gen solution.

How does it work? **It all starts with choosing a team.**

Team

Meet the Kingpins

INVEST IN TEAM
KINGPINS



Gang, Gang! Discarded by society, left in the gutter to survive, these rare breeds a part of the Ballerz Collective had no choice but to gang-up to be stronger as a team looking to claw their way to the top of Fan Controlled Football.

Team Owners:

- **@KingBlackBored**
- **@DrDicatrio**
- **@ABigThingBadly**
- **@SpottieWiFi**
- **@lmgriffjohnson**
- **@jamthedirtybird**
- **You -** Invest in the Kingpins

What It Is

FCF is both an exciting brand of highly competitive football and an engaging digital game

where fans are a real part of their team's success.



Each team is led by famous owners who actively engage their fans to help make all of their team's key decisions. FCF games are played on a set designed exclusively for the digital audience and all games are streamed live on Twitch, giving fans at home a truly interactive sports experience.

- Multi-year content distribution agreement with Amazon's Twitch
- Centralized model enabling shared services across teams for maximum efficiency and production value
- Interactive experience adds scalable digital revenue streams on top of the established models for pro-sports monetization
- Global reach of 100M+ rabid fans enabled through organic involvement of famous team owners

How It Works

Fans call the shots like a
real-life video game

Fans interact with their team owners, who give advice as part of their live commentary during every game.

Fans select from the best of eight play options based on the game situation, with a recommendation engine built in partnership with IBM Watson.

Call the right play and earn FanIQ - as fans climb the leaderboard they unlock greater access and power for running their team.

Live stream + real-time play calling integrated directly into the viewing experience across desktop, mobile and connected TV.




PLAYERS
QUEUE
Search by Name
PLAYER
Chris Godwin
QUEUE
SAVE QUEUE
:18
PASS PLAYS
ADIPISCING CRAS
FERMENTUM
ELIT PARTURIENT
VENENATIS MAGNA
DOWNLOAD
THE APP
ZAPPERS

Fan Participation

A game where the
fans and the players are on the same team

Participation is free and all fans have a voice,
but not all fans are created equal.



Fans earn FAN IQ by engaging in the FCF ecosystem, voting, drafting players, calling plays, consuming and creating content, engaging with partners, recruiting fans to their team and more.

The more FAN IQ you earn, the more you rack up badges and reach higher levels on the leaderboard. As you level-up, your voting power increases relative to other fans of your team, and your badges provide special powers and boosts during the weekly draft and games.

FCF presents a unique opportunity for sports fans to actually get out what they put in, and truly make an impact for their team's success on the field.

The FCF is making fantasy football a reality.

Celebrity Backing

Influential team owners drive awareness + fandom



FOOTBALL
VS
OGs
BALLERZ
COLLECTIVE
FCF
BALLERZ
COLLECTIVE

Rather than using the traditional model of sports teams being tied to a home city, the FCF has created unique brands for each team that align with the famous fans in their ownership group.

In Season v1.0, the league was comprised of the hard hitting Beasts, ultra cool Glacier Boyz, party animal Zappers and the reigning People's Champions, the Shoulda Been Stars.

When the league expanded by four teams with the Ballerz Collective, we worked with prominent members of the NFT community—including Steve Aoki, Jack Settleman, Cynthia Frelund, Jamal Anderson and Ronde + Tiki Barber—to create the Bored Ape Football Club, Kingpins, Knights of Degen and 8oki.

FCF fans choose to join the squad they most identify with, creating die hard fandom with no geographic borders.

Famous Team Owners actively engage with their fans to determine their team’s unique strategy—from the team names and logos (which were all fan submissions), to the players that get drafted and the type of offense they run.

Team Owners drive awareness of their team and the league by actively promoting on social, creating content around team and league votes, co-streaming their games on Twitch and participating in podcasts, interviews and more.

Team Ownership Groups were formed by pairing influential celebrities with big name NFL players. Combined, we tap into a social-influencer base **reaching more than 100 million followers**.

Funding

Backed by A-list VCs, Hall of Fame QBs, and the cofounders of Bleacher Report and Reddit

Forbes

SPORTSMONEY

Fan Controlled Football

League Raises $40 Million Series A Round Led By Crypto Investors

Tim Casey Senior Contributor ⓘ

FCF closed a Series A round in December 2021 led by **Animoca Brands and Delphi Digital with participation from Lightspeed Venture Partners, Verizon Ventures, Talis Capital, Correlation Ventures, Next10 Ventures, Basecamp Fund, Gemini Frontier Fund, 6th Man Ventures, Jump Crypto, Red Beard Ventures, Spartan Capital, NGC Ventures**.

Other notable equity owners include:

- **Twitch - owned by Amazon**
- **Joe Montana - NFL Hall of Fame QB**
- **Alexis Ohanian - cofounder and former CEO of Reddit**
- **Dave Finocchio - cofounder and former CEO of BleacherReport**
- **Sebastian Borget - co-founder of The Sandbox**

Our vision from day one was to put fans into the game like never before, and that includes the owner's box. In Season v1.0, we launched Republic campaigns for each of the OG teams, all of which sold out. We're thrilled to be able to open another round of equity in each of those teams, as well provide an initial offering for each team in the Ballerz Collective. We're blessed to be backed by some of the best investors on the planet, but at the end of the day FCF doesn't work without you, the fans. Join us!

Key Partners

Major distribution partners include Twitch and NBC Universal

Our vision and execution thus far has attracted key strategic and distribution partners for the league, extending our reach to fans across the globe.



FCF Glacier Boyz quarterback Deondre Francois (Todd Kirkland/Fan Controlled Football/Getty Images)

MEDIA

Fan Controlled Football Partners with NBCUniversal

—

Big brand sponsors include Progressive Insurance, Wendy's, Russell Athletic, Experian and Hornitos

ALT FOOTBALL

PR: Fan Controlled Football Returns For Season V2.0 With Slate Of New And Returning Partners

 by **Mark Perry**  April 15, 2022





FCF has secured multiple six-figure sponsorship deals for it's first season. These brands are looking for an authentic way to get in front of the highly coveted Male 18-34 audience that makes up the majority of the FCF fanbase. And FCF's mix of real pro football that plays like a video game for fans is something sponsors are very eager to attach their brand to.

Venue And Production

A world-class broadcast from the FCF studio arena



Pitch text







Our unique venue is designed to create the cutting edge viewing experience that streaming audiences demand.

- All games are **streamed live on Twitch** and distributed on **NBCLX**, **Peacock**, **Fubo Sports Network**, and **DAZN** from our football soundstage at the historic Pullman Yards in Atlanta, GA
- Full control of the venue and set design **akin to a motion picture production so as to maximize the digital experience**
- **Dramatically reduced overhead** with only one lease and shared services and personnel across the entire league
- **No travel** - all players and coaches live in one location and are shuttled between hotel and venue maintaining a virus-free bubble
- **Players and staff are in close quarters** in the venue and nearby housing for the duration of the season, providing new opportunities for a full slate of original content to be produced in-house

Business Model

A streamlined cost model, a dynamic revenue model, and an entirely new approach to the business of sports

FCF's business model is revolutionary when compared to traditional leagues.

Instead of playing in multiple venues across the country (which creates the need to replicate coaching and front office staffs in each market and imposes significant travel costs), the FCF uses a unified model of shared costs and services to ensure a far lower operational cost that other alternative football leagues. This creates a best-in-class cost model that will drive profitability early in the life cycle of the company.

FCF's approach enables multiple revenue streams: traditional sources including sponsorship, live game rights and merchandise alongside more modern digital monetization.

On the digital front, FCF employs a "freemium" video game revenue model whereby it is entirely free for fans to join and participate, with in-app micro transactions built into the virtual economy of Fan IQ. Additionally, through Twitch, FCF offers content-focused digital subscriptions to enable die hard fans with premium access inside the locker room and onto the practice fields.

With the addition of the Ballerz Collective, fans have the opportunity to purchase NFTs that give holders unique IRL utility—including increased voting power at pivotal moments of the game, VIP experiences, and signed memorabilia.

Market

FCF is positioned at the intersection of two booming industries,

traditional sports and esports
—providing a vast market opportunity.

Sports in the United States alone is a $75B industry, and football is king. Average franchise values in the NFL topped $3B in 2020 and show no signs of stopping.

Sports & Recreation › Professional Sports

National Football League average franchise value from 2000 to 2020

(in million U.S. dollars)





According to NewZoo, **esports total audience and revenue is forecasted to rise significantly over the next several years.** Perhaps even more exciting, esports is projected to have more viewers than every pro sports league but the NFL in 2021. FCF is perfect positioned to take advantage of these trends



ESPORTS REVENUE GROWTH
GLOBAL | FOR 2018, 2019, 2020, 2023



ESPORTS AUDIENCE GROWTH
GLOBAL | FOR 2018, 2019, 2020, 2023





Twitch COO Sara Clemens: We're seeing record levels of engagement

Sara Clemens, COO of Twitch, joins "Squawk Alley" to discuss the company's position as more people are tuning into streaming while at home.

Competition And Proof Of Concept

FCF is pioneering an entirely new category of interactive, fan-controlled pro sports

We have a chance to shape the future of sports, one where fan participation is just as important as the participation of the athletes on the field. We've been working since 2015 to make this dream a reality, and we have first mover advantage in a category we get to define. We also secured a patent for real-time play calling to help us "build a moat" to protect what we're creating.

—

A vision this bold needs some early validation:



Illustration by QuickHoney

`Culture`

The Great Fan-Run Football Experiment

Out near Salt Lake City, a football team gave itself almost completely over to the fans: They chose the team's name, the uniforms, even the plays during the game. And it might just be the next big evolution in football.

Which is why we decided to purchase a new franchise in the Indoor Football League to test our fan-controlled ideas. We owned and operated the Salt Lake Screaming Eagles during the 2017 IFL season, and after 16 games we left with some tremendous results.

    Sign in   Get started

Bringing every football fan's fantasy to life: A league where fans call the plays.

Jeremy Liew   Follow
Sep 22, 2020 · 4 min read





FCF Owners — they all bring their own style and vision to the table but they can't build their team without you.

Americans love to watch football. The TV show with the highest ratings of the season is Sunday night football. Second highest is Thursday night football. Third highest is … you guessed it, Monday night football.

Our lead investor, Jeremy Liew of Lightspeed Venture Partners, said **"This is the most elaborate "proof of concept" that we've ever seen!"** Read his blog post on Medium to see why.

—

Flash forward to the star-studded talent making an impact on the league:

Outside of the D1 athletes we've brought into the league, we've been able to add some famous faces to the mix! With NFL legends and well-known personalities like   Johnny Manziel, Josh Gordon, Robert Turbin, Martavis Bryant, Kelly Bryant, and Terrell Owens.



Founders

Led by a world-class team of seasoned entrepreneurs and industry vets

Our founding team at FCF has multiple venture backed successful exits under their belt, and some experience playing in the NFL too (only one of us can say that!). Our exec team is comprised of an incredible balance of big league (NFL, NBA, MLB) executives, other sports property executives (AFL, IFL, ABA), and true startup founders and execs that know how to get it done in the early stages of a business. We are built to win now, and in the future.





Team		
	Sohrob Farudi	Co-Founder + CEO
	Patrick Dees	Co-Founder + Chief Gaming Officer
	Chris Pantoya	Chief Commercial Officer + Head of Strategy
	Gregory Moore	Chief Legal Officer
	Cyrus Farudi	Chief Operating Officer
	Andy Dolich	Commissioner, Fan Controlled Baseball
	Steve Adler	Chief Technology Officer
	Grant Cohen	Co-Founder + Chief Digital Officer
	Ray Austin	Co-Founder + Commissioner, Fan Controlled Football
	Mimi Behan	Chief Financial Officer

Perks

$150 — Exclusive FCF Owner's Badge. Only available to our investors on Republic, this badge will be a permanent part of your FCF profile. It will provide you wil early or exclusive access to certain exclusive play-calling and voting bonuses, and a lifetime of bragging rights letting the world know you own a piece of the team.

$995 — Exclusive FCF Owner's Badge and a Kingpins customized jersey with your name and number on the back.

$5,000 — Exclusive FCF Owner's Badge, Kingpins customized jersey with your name and number on the back, premium seats for you and a guest to a regular season game, and Kingpins gear + apparel for you to support your team every day of the week.

$9,999 — Everything above plus an FCF Championship VIP Experience for you and a guest, including running through the tunnel, playing catch on the field with the FCF Co-Founders, and two premium seats for the game. NOTE: You will be responsible for your own travel and required to pass a COVID-19 rapid antigen test before entering the venue in accordance with FCF policies.

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Explore

Settings

Tweet

FCF Kingpins
@FcfKingpins

Become a real Kingpin and reserve your spot in the Owner's Box ahead of next season! Through @joinrepublic, you can invest in and own a portion of the Kingpins.

8:19 PM · Jun 16, 2022 · Twitter for iPhone

1 Retweet **2** Likes

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FCF Kingpins
@FcfKingpins
Official Twitter page of @ Kingpins. #PowerToTheFa

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<u>Mentions on June 11, 2022 Twitch TV Video</u>

- Mention #1 – 2:14:17 – 2:14:40
    - "While you guys sort that out, we need to tell you that here in the FCF, fans have the opportunity to invest in and actually own a portion of any of the eight teams in the FCF. Coming Early Next Week - Fans will be able to reserve their spot in the Owner's Box for their favorite team ahead of season v3.0! To be the first to know when reservations are open on Republic, follow FCF on Twitter, Instagram, and Discord."

- Mention #2 - 3:27:18 - 3:27:35
    - "We also need to tell you about an opportunity to invest in and actually own a portion of any of the eight teams in the FCF. Coming Early Next Week - Fans will be able to reserve their spot in the Owner's Box for their favorite team ahead of season v3.0! To be the first to know when reservations are open on Republic, follow FCF on Twitter, Instagram, and Discord."



Ryan Kitts <ryanfkitts@gmail.com>

Secure your spot in the Owner's Box 🔒

1 message

Fan Controlled Football <FCF@mail.fcf.io>   Tue, Jun 21, 2022 at 8:45 PM
Reply-To: comms@fcf.io
To: ryanfkitts@gmail.com




SECURE YOUR SPOT
IN THE OWNER'S BOX
SOKI
BORED APE FOOTBALL CLUB
BEASTS
GLACIER BOYZ
KINGPINS
KNIGHTS
STARS
ZAPPERS
GO TO REPUBLIC

Through Republic, you can invest in and own a portion of any of our eight teams. Each reservation level comes with its own exclusive ownership perks from FCF Badges to VIP Championship Experiences.

Make your reservation on Republic today so you don't miss out on owning a piece of your favorite Fan Controlled Football squad.

GO TO REPUBLIC

FOLLOW US ON

   

Messaging regarding reserving with Republic; With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or

revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

FCF · 2629 Manhattan Ave # 214
Hermosa Beach, CA 90254-2411 · USA



Gmail

Ryan Kitts <ryan@fanchi.se>

Fwd: [TEST] That's a wrap on Season V2.0 💪

1 message

Annalece Anhalt-Slaughter <annalece@fcf.io> Tue, Jun 21, 2022 at 5:11 PM
To: Ryan Kitts <ryan@fcf.io>

---------- Forwarded message ---------
From: **Fan Controlled Football** <FCF@mail.fcf.io>
Date: Fri, Jun 17, 2022 at 9:40 AM
Subject: [TEST] That's a wrap on Season V2.0 💪
To: <annalece+4@fcf.io>



FCF
THE HUDDLE
YOU TOOK
CONTROL
THIS SEASON!
Take a look back at this chaotic season and get ready for more!
READ MORE
ZAPPERS
ZAPPERS

JOIN THE *OWNER'S BOX



Reserve your spot in the *Owner's Box ahead of next season with Republic!

RESERVE NOW

THE PEOPLE'S CHAMPIONSHIPS WINNER IS THE ZAPPERS



Congrats to the Zappers! Get your championship gear here!

BUY NOW

DID YOU MISS OUR ANNOUNCEMENT?



Sign up to learn more about Fan Controlled Hoops!

SIGN UP NOW

THE PEOPLE'S CHAMPIONSHIP MVP HIGHLIGHT



Kelly Bryant walks into the endzone!

WATCH NOW

GET YOUR SEASON V2.0 GEAR ON SALE NOW



Even if your team did not win the championship you can still rep their merch!

SHOP NOW

DID YOU CATCH ALL OF THE ACTION FROM THE PEOPLE'S CHAMPIONSHIP?



Catch up with a recap from the night!

WATCH NOW

INCREASE YOUR FICO® SCORE INSTANTLY!


experian. | Boost.

Get credit for bills like your phone, utilities, and popular streaming services - free, with Experian Boost

BOOST YOUR SCORE

DON'T WORRY WE AREN'T GOING AWAY COMPLETELY!



There will still be FCF content during the week on our Twitch Channel!

WATCH NOW



CONTINUE TO VOTE IN THE FCF APP DURING THE OFF-SEASON TO GET A HEADSTART ON YOUR SEASON V3.0 FAN IQ.

Check in throughout the week to see what votes are happening!

DOWNLOAD NOW

EMORY HEALTHCARE PLAYBOOK FOR HEALTH

The best offense is a good defense: Bumps and bruises are expected in the daily life of an athlete. Make sure everything else is operating smoothly by seeing your primary care physician and adhering to any more extensive testing required by your sport's governing body. Cardiac testing, including stress tests, are becoming more common for collegiate athletes.



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Tweet

Fan Controlled Football
@fcflio

Reserve your spot in the Owner's Box ahead of next season! Through @joinrepublic, you can invest in and own a portion of any of our eight teams.

Make your reservation: republic.com/fcf

8:07 PM · Jun 16, 2022 · Twitter for iPhone

7 Retweets **1** Quote Tweet **21** Likes

Tet @tetsumonkai_ · Jun 16
Replying to @fcflio and @joinrepublic
I thought I already owned a portion of @fcfkodfc from buying all those ballerz nfts
1 1

Nova Jade Cosmetics ☀️ @NovaJadeCos · Jun 17
Right?
1

Nova Jade Cosmetics ☀️ @NovaJadeCos · Jun 17
Replying to @fcflio and @joinrepublic
Is their a return on investment?

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Ruthless Cutie 06/17/2022

@everyone

@everyone

Republic Reservations are Open!!

Reservation campaigns are now open for all teams through Republic (as some of you eagle-eyed fans may have already noticed)! You are now able to reserve your spot in the next equity raise before we take that campaign live! Your reservation is non-binding, so should you decide you want to change the amount you wish to invest, you will have the opportunity to do so once the equity campaign is live.

Check it out!

https://republic.com/fcf

SECURE YOUR SPOT
IN THE OWNER'S BOX

FCF
WITH REGARD TO COMMUNICATIONS BY AN ISSUER ON THE SITE TO GAUGE INTEREST IN A POTENTIAL SECURITIES OFFERING PURSUANT TO THE REGULATION CF EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, INCLUDING OPPORTUNITIES TO "RESERVE" SECURITIES AS INDICATIONS OF INTEREST IN THE POTENTIAL OFFERING, PLEASE NOTE THAT PURSUANT TO REGULATION CROWDFUNDING RULE 206 (I) THAT NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED THEREBY, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED, (II) NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH A REGISTERED INTERMEDIARY'S PLATFORM, (III) ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ITS ACCEPTANCE IS GIVEN AFTER THE FORM C IS FILED, AND (IV) AN INDICATION OF INTEREST IS NON-BINDING AND INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

13 7 7 4 8 5 5 5 7 6 7 6 4 4 4 4 3